          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 11, 1996

                               5,630,000 SHARES
                          WESTERN GAS RESOURCES, INC.
                                 COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)

                               ----------------
[LOGO OF WESTERN GAS RESOURCES, INC. APPEARS HERE]

  Of the 5,630,000 shares of Common Stock offered hereby, 5,500,000 are being sold by the Company and 130,000 are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholder. See "Selling Stockholder."

  The last reported sale price of the Common Stock, which is listed under the symbol "WGR", on the New York Stock Exchange on November 21, 1996 was $16.25 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT(1)  COMPANY(2)    STOCKHOLDER(2)
                    -------------- ------------ ----------- -------------------
Per Share..........     $16.25        $0.89       $15.36          $15.36
Total(3)...........  $91,487,500    $5,010,700  $84,480,000     $1,996,800

--------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $300,000 payable by the Company and $20,000 payable by the Selling Stockholder.
(3) The Company and the Selling Stockholder have granted the Underwriters an option for 30 days to purchase up to an additional 844,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholder will be $105,210,625 , $5,762,305, $97,152,000 and $2,296,320 , respectively. See "Underwriting."

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York on or about November 27, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                                           PETRIE PARKMAN & CO.

                               ----------------

         The date of this Prospectus Supplement is November 21, 1996.

 [Map of the United States depicting the location of the Company's facilities and the basins in which it operates appears here.]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus (collectively, the "Prospectus") or incorporated by reference herein. Unless the context requires otherwise, references to the "Company" refer to Western Gas Resources, Inc. and its subsidiaries. Unless otherwise indicated herein, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Western Gas Resources, Inc. is an independent gas gatherer and processor and energy marketer providing a full range of services to its customers from the wellhead to the delivery point. The Company designs, constructs, owns and operates natural gas gathering, processing, treating and storage facilities in major gas-producing basins in the Rocky Mountain, Mid-Continent, Gulf Coast and Southwestern regions of the United States. The Company connects producers' wells to its gathering systems for delivery to its processing or treating plants, processes the natural gas to extract natural gas liquids ("NGLs") and treats the natural gas in order to meet pipeline specifications. The Company markets natural gas, NGLs and wholesale electric power nationwide, providing risk management, storage, transportation, scheduling, peaking and other services to a variety of customers.

  The Company has positioned itself in major gas-producing basins primarily through acquisitions. Once established in these regions, the Company has expanded its presence through internal project development and acquisition of complementary systems. Concurrent with its growth as a gas gatherer and processor, the Company has expanded its natural gas marketing operations throughout the country. The firm supply of residue gas at the Company's facilities and the peaking and pipeline transfer services provided by its Katy Hub and Storage Facility ( the "Katy Facility") have enabled the Company to expand its gas marketing services significantly and to reach a wider range of customers. The table below illustrates the Company's growth from December 31, 1990 through the nine months ended September 30, 1996:

                                            AVERAGE FOR THE PERIOD ENDED                            AS OF
                         ------------------------------------------------------------------- --------------------
                            GAS
                         THROUGHPUT    GAS        GAS        NGL       RESIDUE       NGL     DEDICATED
                          CAPACITY  THROUGHPUT PRODUCTION PRODUCTION  GAS SALES     SALES    RESERVES   GATHERING
                          (MMCF/D)   (MMCF/D)   (MMCF/D)   (MGAL/D)  (MMCF/D)(1) (MGAL/D)(1)   (BCF)      MILES
                         ---------- ---------- ---------- ---------- ----------- ----------- ---------  ---------
December 31, 1990.......     481        217       164         680         220         630        620      3,844
September 30, 1996......   1,943      1,173       909       2,251       1,755       3,562      2,748(2)  10,976
% increase..............     304%       441%      454%        231%        698%        465%       343%       186%

--------
(1) Volumes include third-party sales.
(2) As of December 31, 1995.

  Natural gas and NGL consumption have grown in the United States by approximately 16% and 19%, respectively, since 1990. This growth in consumption, together with higher residue gas and NGL prices experienced since the beginning of 1996 and improved technology (e.g., 3-D seismic and horizontal drilling), have stimulated drilling in several of the basins in which the Company operates. Increased drilling has led to increased production, well connections and opportunities for expansion. The Company is currently developing a gathering and treating facility to gather gas from the Cotton Valley Pinnacle Reef trend in East Texas (the "Bethel Facility") and expects to expand significantly its existing coal seam gas gathering facilities in the Powder River basin of Wyoming. See "Business and Properties--Business Strategy--Expansion of Core Business." The Company believes its competitive strengths, including the strategic location of its facilities, the availability of capacity in several very active basins in the United States, its focus on developing and expanding its core businesses and its commitment to tight cost controls, will allow the Company to continue to increase its gas gathering, marketing and processing volumes and to compete effectively against companies with greater resources.

                               BUSINESS STRATEGY

  The Company's business strategy is to: (i) invest in projects that complement and extend its core gas gathering, processing and marketing business; (ii) expand its energy marketing services and sales volumes; and (iii) continue to optimize the profitability of existing operations. As a part of this strategy, the Company is completing its 1996 capital expenditure plan of $82 million. The plan includes capital projects consisting of: (i) $58 million for new well connections, compression and modifications of existing systems; (ii) $10 million (out of a projected total of $62 million) for construction of the Bethel facility; and (iii) $14 million for maintenance of existing equipment.

EXPANSION OF CORE BUSINESS

  The Company continually evaluates investments in projects that meet its objectives of complementing existing operations, expanding into new areas or providing enhanced marketing opportunities. These projects typically include gas gathering, treating, processing, transportation or storage assets, NGL product upgrade equipment or peaking power generation facilities. The following projects are two of the more significant projects currently being undertaken by the Company.

  COTTON VALLEY PINNACLE REEF (BETHEL FACILITY). The Company is currently constructing the Bethel facility, a 350 MMcf/D gathering and treating facility in East Texas, that will gather gas from the Cotton Valley Pinnacle Reef trend. Long-term gathering and treating agreements have been signed with several producers, including Sonat Exploration Company, Broughton Associates Joint Venture and UMC Petroleum Corporation, relating to their interests in this trend. These agreements cover specified areas of dedication in eight counties in East Texas, aggregating approximately 500,000 acres of previously undedicated interests. Producers have reserved 225 MMcf/D of firm capacity at the facility under these fee-based contracts. The Bethel facility has been designed to accommodate incremental expansions, depending upon the success of continued development in the trend. Advancements in 3-D seismic technology have been instrumental in providing exploration companies active in the Cotton Valley Pinnacle Reef trend with the capability to identify pinnacle reefs which are located at depths of 13,000 to 17,000 feet. Reef features have been identified in clusters within a ten-mile band stretching 120 miles through several East Texas counties. Reefs can reach 600 feet in height and range up to 100 acres in area, with estimated reserves and production of up to one Bcf per acre. As of January 1996, four new fields in the Cotton Valley Pinnacle Reef trend had been discovered, with individual well rates of 9 to 30 MMcf/D and per well reserves estimated at up to 80 Bcf of gas. Typical reef wells are capable of producing gas at 2 to 4 Bcf per year (5.5 to 11 MMcf/D) for as long as a decade. Construction of the Bethel facility began in September 1996, and the facility is expected to commence operations in the second quarter of 1997. The facility is expected to cost approximately $62 million. However, due to uncertainties related to construction costs, possible delays in permitting and other conditions outside the Company's control, there can be no assurance that this project will develop as currently anticipated. In addition, the production that is anticipated to be gathered and treated at the Bethel facility is primarily expected to be produced from prospects that have not yet been drilled, and there can be no assurance of successful completion of wells in these prospects.

  COAL SEAM GATHERING SYSTEM EXPANSION. The Company plans to expand its Powder River basin (Wyoming) coal seam gas gathering system and develop its own coal seam gas reserves. The Company has acquired the drilling rights in the vicinity of known coal seam production of approximately 120,000 gross acres. The Company and other operators in the area have established production from wells drilled to depths of 200 to 700 feet, with a completed cost per well of approximately $25,000. The Company will utilize its existing dry gas gathering system and interstate pipelines to transport this pipeline quality gas to market. If the producers complete their drilling programs in this area and the Company successfully develops its acreage, the Company believes it could significantly increase the volume of coal seam gas gathered from current levels of approximately 25 MMcf/D at September 30, 1996 to as much as 150 MMcf/D in five years, including approximately 30 MMcf/D from Company-owned properties. The coal seam activity is bordered on the east by active coal mines that now use residue gas in their production processes. The Company is negotiating long-term residue sales contracts with several coal mines in this area for up to 30 MMcf/D for use in such operations. The Company anticipates that capital expenditures will be approximately $73 million during the next five years, primarily for compression equipment, including $9 million for drilling costs and production equipment. However, because of drilling and other uncertainties, there can be no assurance that this project will develop or that long-term residue sales contracts will be executed as currently anticipated.

EXPAND ENERGY MARKETING SERVICES AND VOLUMES

  The Company is a full-service marketer of residue gas and NGL products and has now expanded into the sale of wholesale electric power. The Company focuses on the individual needs of its customers and is committed to developing products and services that are tailored to meet their requirements. The Company plans to expand its energy marketing activities by: (i) pursuing higher-margin, end-use markets; (ii) increasing third-party gas, NGL and electric power sales volumes; and (iii) engaging in retail electric power sales as those markets become available through deregulation.

  RESIDUE GAS. The Company sells residue gas nationwide and provides its customers with a full range of services including risk management, storage, transportation, scheduling and peaking requirements. Since 1990, the Company's residue gas sales volumes have increased by 698% to 1.8 Bcf/D for the nine months ended September 30, 1996, primarily as a result of the increase in third-party sales. The Company's gas marketing efforts are enhanced by the firm supply of gas produced at its facilities, its ownership and operation of the Katy Facility and by firm capacity transportation agreements with various third-party pipelines. The Company's Katy Facility has 19 Bcf of storage capacity and is connected to 11 strategic pipeline interconnects providing transportation access to virtually all regions of the continental United States. The Company can withdraw gas from the Katy Facility on short notice to service local distribution companies ("LDCs") and other customers that need a reliable supply of residue gas on demand. This facility also allows the Company to bypass certain transportation bottlenecks and to arbitrage pipeline price differentials. The Company believes it competes effectively with other marketers due to its national marketing presence and the marketing information gained thereby, the services it provides and its physical asset base.

  NGLS. The Company markets NGLs (ethane, propane, iso-butane, normal butane, natural gasoline and condensate) produced at its plants and purchased from third parties to the petrochemical industry, the petroleum refining industry and the retail and industrial fuel markets. The Company had average NGL sales of 3,562 MGal/D in the nine months ended September 30, 1996, which represented an increase of 465% since 1990. Over the last several years, the petrochemical industry has increased its use of NGLs as a major feedstock and, according to industry sources, is projected to require an additional 6,300 MGal/D to 8,400 MGal/D of NGL supply by 1998, an increase of approximately 15% to 20%. The Company's NGL marketing strategy is to increase sales of third-party products, increase sales to end-users, minimize transportation costs by selling NGL products to markets in the vicinity of its facilities and offer risk management services to its customers. The Company intends to invest in additional facilities to upgrade the value of its NGLs where economically appropriate.

  ELECTRIC POWER. In July 1996, the Federal Energy Regulatory Commission issued its final order requiring investor-owned electric utilities to provide open access for wholesale transmission. This action allows companies to participate in a market previously controlled by electric utilities. During the first half of 1996, the Company created the infrastructure necessary to market electric power on a nationwide basis. The Company currently trades electric power in the wholesale market and enters into transactions that arbitrage the value of natural gas and electric power. The Company intends to expand its marketing efforts to reach industrial end-users as these markets become available. The Company believes its expertise in marketing gas in a deregulated environment, its expanding customer base and its firm supplies of natural gas and NGL products will allow it to compete effectively in this emerging market.

OPTIMIZE PROFITABILITY

  The Company seeks to optimize the profitability of its operations by: (i) maintaining or increasing natural gas throughput levels; (ii) increasing its efficiency through the consolidation of existing facilities; (iii) investing in assets that enhance product value; (iv) selling non-strategic assets; and (v) controlling operating and overhead expenses.

  In order to maintain or increase throughput levels, the Company obtains additional gas supplies for its facilities by connecting new wells, purchasing and integrating gathering systems from third parties and entering into joint ventures with producers or other processors. The opportunity to connect new wells to existing facilities is primarily affected by the level of drilling activity near the Company's gathering systems. For example, the Company's Granger, Lincoln Road and Red Desert systems are located in the Greater Green River Basin of Southwest Wyoming for which the United States Geological Survey has estimated the recoverable gas resources to be approximately 120 Tcf. Should the residue gas prices in this area increase due to the previously announced expansions of several nearby interstate pipelines, the Company believes substantial new drilling in the vicinity of its facilities should occur. The Company has extensive gathering systems and compression with available capacity in place to capitalize on the in-fill drilling potential in this basin.

                                  THE OFFERING

Common Stock offered by:
  the Company...................... 5,500,000 shares
  the Selling Stockholder..........   130,000 shares
    Total.......................... 5,630,000 shares
Common Stock to be outstanding
 after the Offering................ 31,280,310 shares(1)
Use of proceeds.................... To pay a portion of the debt incurred under the Company's Revolving Credit Facility.
                                    Funds available under the Revolving Credit
                                    Facility will be used together with
                                    operating cash flow to fund the Company's
                                    development and expansion plans and
                                    selected acquisitions as well as for
                                    general corporate purposes. See "Use of
                                    Proceeds" and "Business Strategy--Expansion
                                    of Core Business."
New York Stock Exchange ("NYSE")
 symbol............................ WGR

--------
(1) Based on the number of shares of Common Stock outstanding on November 21, 1996. Does not include 1,090,825 shares of Common Stock issuable upon exercise of outstanding stock options as of September 30, 1996 and 2,760,000 shares initially reserved for issuance pursuant to conversion of the $2.625 Cumulative Convertible Preferred Stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      (IN THOUSANDS, EXCEPT SHARES, PER SHARE AMOUNTS AND OPERATING DATA)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                          ---------------------  --------------------------------------------------------
                             1996       1995        1995        1994        1993       1992       1991
                          ---------- ----------  ----------  ----------  ---------- ---------- ----------
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $1,394,658 $  894,814  $1,256,984  $1,063,489  $  932,338 $  600,116 $  358,242
Depreciation, depletion
 and amortization.......      47,134     50,128      65,361      63,586      43,980     26,491     18,515
Gross profit............      76,527     52,633      75,211      72,556      92,012     88,192     58,152
Income (loss) before
 taxes..................      28,329      2,677      (8,266)     11,524      55,631     58,445     32,783
Provision (benefit) for
 income taxes...........       9,783        677      (2,158)      4,160      17,529     18,757     11,933
Net income (loss).......      18,546      2,000      (6,108)      7,364      38,102     39,688     20,850
Income (loss)
 attributable to common
 stock..................      10,717    (10,821)    (21,539)     (4,848)     32,010     36,416     20,294
Earnings (loss) per
 share of common stock..  $      .42 $     (.42) $     (.84) $     (.19) $     1.25 $     1.43 $      .94
Weighted average shares
 of common stock
 outstanding............  25,774,446 25,750,401  25,753,738  25,695,760  25,608,503 25,453,029 21,669,688
CASH FLOW DATA:
Net cash provided by
 operating activities...  $  119,248 $   76,213  $   86,373  $   31,866  $  107,116 $   96,655 $   36,228
EBITDA (1)..............     102,109     80,513     111,897     106,544     112,067     95,016     64,078
Capital expenditures....      38,803     49,038      78,521     100,540     492,328     67,021    234,124
Dividends declared per
 share of common stock
 (2)....................  $      .15 $      .15  $      .20  $      .20  $      .20 $      .20 $      .15
OPERATING DATA:
Average gas sales
 (MMcf/D)...............       1,755      1,553       1,572       1,097         755        442        310
Average NGL sales
 (MGal/D)...............       3,562      2,867       2,890       2,970       2,941      2,400      1,097
Average gas volumes
 gathered (MMcf/D)......       1,173        944       1,020         934         804        669        408
Facility capacity
 (MMcf/D)...............       1,943      1,985       1,907       1,560       1,586      1,177      1,183
Dedicated reserves (Tcf)
 (3)....................         --         --          2.7         2.6         2.2        1.8        1.6
Average gas prices
 ($/Mcf)................  $     2.04 $     1.45  $     1.53  $     1.77  $     2.02 $     1.72 $     1.59
Average NGL prices
 ($/Gal)................  $      .37 $      .31  $      .31  $      .28  $      .31 $      .32 $      .36

                            SEPTEMBER 30, 1996
                        --------------------------
                          ACTUAL   AS ADJUSTED (4)
                        ---------- ---------------
BALANCE SHEET DATA:
Total assets........... $1,174,550   $1,183,030
Long-term debt.........    380,500      304,500
Stockholders' equity... $  378,808   $  463,288

--------
(1) Reflects income before income taxes, interest expense, depreciation, depletion and amortization and a $17,642 non-cash impairment loss related to certain oil and gas assets and plant facilities in the fourth quarter of 1995 in connection with the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This data does not purport to reflect any measure of operations or cash flow. EBITDA is not a measure determined pursuant to generally accepted accounting principles ("GAAP"), nor is it an alternative to GAAP income.
(2) On November 1, 1996, the Company's Board of Directors declared fourth quarter dividends of $0.05 per share of Common Stock, payable on February 14, 1997 to stockholders of record on December 31, 1996.
(3) Dedicated reserve reports are prepared only at year-end. As a result, reserve information is not available for the nine month periods.
(4) The as adjusted column reflects the sale by the Company of 5,500,000 shares in the Offering and the application of the net proceeds therefrom as if the Offering had occurred on September 30, 1996.

                           DEFINITIONS

            Bbl      Barrel
            Bbl/D    Barrels per day
            Bcf      Billion cubic feet
            Bcf/D    Billion cubic feet per day
            Btu      British thermal unit
            Gal      Gallon
            MBbls    Thousand barrels
            Mcf      Thousand Cubic feet
            MGal     Thousand gallons
            MGal/D   Thousand gallons per day
            MMGal    Million gallons
            MMGal/D  Million gallons per day
            MMcf/D   Million cubic feet per day
            Tcf      Trillion cubic feet

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering are estimated to be approximately $84,480,000 million ($97,152,000 million if the Underwriters' over-allotment option is exercised in full), all of which will be used initially to repay a portion of the debt incurred under the Company's variable rate revolving credit facility (the "Revolving Credit Facility"). Funds available under the Revolving Credit Facility will be used together with operating cash flow to fund the Company's development and expansion plans and selected acquisitions as well as for general corporate purposes. See "Business and Properties--Business Strategy--Expansion of Core Business."

  The amount outstanding on the Revolving Credit Facility at October 31, 1996 was $99.7 million, which bore interest at a weighted average rate of 6.8% per annum and was incurred for general corporate purposes. Upon the placement of at least $50 million of common or preferred equity, the interest rate paid by the Company on borrowings under the Revolving Credit Facility will decrease by
 .125%.

  The Company will not receive any of the proceeds from the sale of shares of Common Stock being sold by the Selling Stockholder.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  As of November 21, 1996, there were 25,780,310 shares of Common Stock outstanding held by 402 holders of record. The Common Stock is traded on the NYSE under the symbol "WGR." The following table sets forth quarterly high and low closing sales prices per share as reported on the NYSE Composite Tape and dividends per share on Common Stock payable for the quarterly periods indicated.


                                                      STOCK PRICES
                                                     ---------------
                                                      HIGH     LOW   DIVIDENDS
                                                     ------- ------- ---------
1994
First Quarter....................................... $  35   $26 1/8   $0.05
Second Quarter......................................    30      26      0.05
Third Quarter.......................................  28 1/2  18 1/2    0.05
Fourth Quarter......................................  22 1/8  18 1/8    0.05
1995
First Quarter.......................................  22 1/8  16 3/4    0.05
Second Quarter......................................  24 1/4  16 5/8    0.05
Third Quarter.......................................  18 1/4  15 1/2    0.05
Fourth Quarter......................................  17 5/8    15      0.05
1996
First Quarter.......................................  16 5/8  11 1/8    0.05
Second Quarter......................................  16 3/4  13 1/2    0.05
Third Quarter.......................................  16 3/8  13 1/8    0.05
Fourth Quarter (through November 21, 1996).......... $16 7/8 $13 7/8   $0.05(1)

--------
(1) On November 1, 1996, the Company's Board of Directors declared fourth quarter dividends of $0.05 per share of Common Stock, payable on February 14, 1997 to stockholders of record on December 31, 1996.

  Declarations of dividends on the Common Stock are within the discretion of the Board of Directors and are dependent upon various factors, including the earnings, cash flow, capital requirements and financial condition of the Company. In addition, the Company's ability to pay dividends is restricted by certain covenants in its financing facilities, the most restrictive of which prohibits declaring or paying dividends on any capital stock after December 31, 1995 that exceed, in the aggregate, the sum of $10 million plus 50% of the Company's cumulative consolidated net income earned after December 31, 1995 plus 50% of the net proceeds received by the Company after December 31, 1995 from the sale of any equity securities. The dividends declared in the fourth quarter of 1995, which were paid in 1996, were excluded from this calculation, pursuant to the terms of the Revolving Credit Facility. At September 30, 1996, this threshold amounted to $8 million. After giving effect to this Offering, at September 30, 1996, the threshold would have been $49.6 million.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1996 and as adjusted to give effect to the Offering and the use of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated by reference herein.

                                                          AT SEPTEMBER 30, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           --------------------
                                                              (IN THOUSANDS)
CASH (1)................................................... $  4,043  $ 12,523
                                                            ========  ========
LONG-TERM DEBT:
 Revolving Credit Facility................................. $ 76,000  $    --
 Master Shelf and senior notes.............................  292,000   292,000
 Bank term loan facility...................................   12,500    12,500
                                                            --------  --------
    Total long-term debt...................................  380,500   304,500
                                                            --------  --------
STOCKHOLDERS' EQUITY:
 Preferred Stock: par value $.10; 10,000,000 shares
  authorized
  $2.28 Cumulative Preferred Stock, 1,400,000 shares issued
   and outstanding.........................................      140       140
  $2.625 Cumulative Convertible Preferred Stock, 2,760,000
   shares issued and outstanding...........................      276       276
 Common Stock, par value $.10; 100,000,000 shares
  authorized; 25,803,789 shares issued, 31,303,789 shares
  as adjusted (2)..........................................    2,580     3,130
 Additional paid-in capital................................  301,289   385,219
 Retained earnings.........................................   77,197    77,197
 Treasury Stock, at cost; 25,016 shares in treasury........     (788)     (788)
 Notes receivable from key employees secured by common
  stock....................................................   (1,886)   (1,886)
                                                            --------  --------
    Total stockholders' equity.............................  378,808   463,288
                                                            --------  --------
Total capitalization....................................... $759,308  $767,788
                                                            ========  ========

--------
(1) At October 31, 1996 the outstanding principal balance on the Company's Revolving Credit Facility was $99.7 million. The net proceeds to the Company from the Offering reflected as cash will be used to repay a portion of the debt incurred under the Revolving Credit Facility.
(2) Does not include 1,090,825 shares of Common Stock issuable upon exercise of outstanding stock options and 2,760,000 shares initially reserved for issuance pursuant to conversion of the $2.625 Cumulative Convertible Preferred Stock.

                            BUSINESS AND PROPERTIES

  Western Gas Resources, Inc. is an independent gas gatherer and processor and energy marketer providing a full range of services to its customers from the wellhead to the delivery point. The Company designs, constructs, owns and operates natural gas gathering, processing, treating and storage facilities in major gas-producing basins in the Rocky Mountain, Mid-Continent, Gulf Coast and Southwestern regions of the United States. The Company connects producers' wells to its gathering systems for delivery to its processing or treating plants, processes the natural gas to extract NGLs and treats the natural gas in order to meet pipeline specifications. The Company markets natural gas, NGLs and wholesale electric power nationwide, providing risk management, storage, transportation, scheduling, peaking and other services to a variety of customers.

  The Company has positioned itself in major gas-producing basins primarily through acquisitions. Once established in these regions, the Company has expanded its presence through internal project development and acquisition of complementary systems. Concurrent with its growth as a gas gatherer and processor, the Company has expanded its natural gas marketing operations throughout the country. The firm supply of residue gas at the Company's facilities and the peaking and pipeline transfer services provided by its Katy Facility have enabled the Company to expand its gas marketing services significantly and to reach a wider range of customers. The table below illustrates the Company's growth from December 31, 1990 through the nine months ended September 30, 1996:

                                            AVERAGE FOR THE PERIOD ENDED                            AS OF
                         ------------------------------------------------------------------- --------------------
                            GAS
                         THROUGHPUT    GAS        GAS        NGL       RESIDUE       NGL     DEDICATED
                          CAPACITY  THROUGHPUT PRODUCTION PRODUCTION  GAS SALES     SALES    RESERVES   GATHERING
                          (MMCF/D)   (MMCF/D)   (MMCF/D)   (MGAL/D)  (MMCF/D)(1) (MGAL/D)(1)   (BCF)      MILES
                         ---------- ---------- ---------- ---------- ----------- ----------- ---------  ---------
December 31, 1990.......     481        217       164         680         220         630        620      3,844
September 30, 1996......   1,943      1,173       909       2,251       1,755       3,562      2,748(2)  10,976
% increase..............     304%       441%      454%        231%        698%        465%       343%       186%

--------
(1) Volumes include third-party sales.
(2) As of December 31, 1995.

  Natural gas and NGL consumption have grown in the United States by approximately 16% and 19%, respectively, since 1990. This growth in consumption together with higher residue gas and NGL prices experienced since the beginning of 1996 and improved technology (e.g., 3-D seismic and horizontal drilling), have stimulated drilling in several of the basins in which the Company operates. Increased drilling has led to increased production, well connections and opportunities for expansion. The Company is currently developing a gathering and treating facility to gather gas from the Cotton Valley Pinnacle Reef trend in East Texas (the Bethel facility) and expects to expand significantly its existing coal seam gas gathering facilities in the Powder River basin of Wyoming. See "Business and Properties--Business Strategy--Expansion of Core Business." The Company believes its competitive strengths, including the strategic location of its facilities, the availability of capacity in several very active basins in the United States, its focus on developing and expanding its core businesses and its commitment to tight cost controls, will allow the Company to continue to increase its gas gathering, marketing and processing volumes and to compete effectively against companies with greater resources.

BUSINESS STRATEGY

  The Company's business strategy is to: (i) invest in projects that complement and extend its core gas gathering, processing and marketing business; (ii) expand its energy marketing services and sales volumes; and
(iii) continue to optimize the profitability of existing operations. As a part of this strategy, the Company is completing its 1996 capital expenditure plan of $82 million. The plan includes capital projects consisting of: (i) $58 million for new well connections, compression and modifications of existing systems; (ii) $10 million (out of a projected total of $62 million) for construction of the Bethel facility; and (iii) $14 million for maintenance of existing equipment.

  EXPANSION OF CORE BUSINESS

  The Company continually evaluates investments in projects that meet its objectives of complementing existing operations, expanding into new areas or providing enhanced marketing opportunities. These projects typically include gas gathering, treating, processing, transportation or storage assets, NGL product upgrade equipment or peaking power generation facilities. The following projects are two of the more significant projects currently being undertaken by the Company.

  COTTON VALLEY PINNACLE REEF (BETHEL FACILITY). The Company is currently constructing the Bethel facility, a 350 MMcf/D gathering and treating facility in East Texas, that will gather gas from the Cotton Valley Pinnacle Reef trend. Long-term gathering and treating agreements have been signed with several producers, including Sonat Exploration Company, Broughton Associates Joint Venture and UMC Petroleum Corporation, relating to their interests in the trend. These agreements cover specified areas of dedication in eight counties in East Texas, aggregating approximately 500,000 acres of previously undedicated interests. Producers have reserved 225 MMcf/D of firm capacity at the facility under these fee-based contracts. The Bethel facility has been designed to accommodate incremental expansions, depending upon the success of continued development in the trend. Construction of the Bethel facility began in September 1996, and the facility is expected to commence operations in the second quarter of 1997. The facility is expected to cost approximately $62 million. The Company plans initially to construct a 75-mile trunk line, with a diameter ranging from 20 inches to 24 inches, south from the plant site to existing production in the Cotton Valley Pinnacle Reef trend. The Company will expand trunk lines to the north and east as the dedicated acreage is developed. The Company will construct gathering lines from the wellhead to central points for dehydration and redelivery into the trunk lines. The Bethel facility will initially have a residue gas connection with a major intrastate pipeline and other pipeline connections are anticipated. The Company is also negotiating with other producers active in the trend. Should the current producers under contract, or others, require additional capacity, the Company intends to expand the facility in stages to accommodate new discoveries as they are completed.

  Advancements in 3-D seismic technology have been instrumental in providing exploration companies active in the Cotton Valley Pinnacle Reef trend with the capability to identify pinnacle reefs which are located at depths of 13,000 to 17,000 feet. Reef features have been identified in clusters within a ten-mile band stretching 120 miles through several East Texas counties. Reefs can reach 600 feet in height and range up to 100 acres in area, with estimated reserves and production of up to one Bcf per acre. As of January 1996, four new fields in the Cotton Valley Pinnacle Reef trend had been discovered with individual well rates of 9 to 30 MMcf/D and per well reserves estimated at up to 80 Bcf of gas. Typical reef wells are capable of producing gas at 2 to 4 Bcf per year (5.5 to 11 MMcf/D) for as long as a decade. The #1 Marshall A well, drilled in 1982, and its replacement well, drilled in 1986, have collectively produced approximately 50 Bcf in 14 years, an average of 9.8 MMcf/D. Sonat's Fountain #1 well tested at 30 MMcf/D in April 1996 and recoverable reserves are estimated by Sonat to be approximately 70 Bcf of gas. Sonat's Scurlock #1 well was recently completed and has been tested at a rate of 23 MMcf/D with recoverable reserves estimated by the operator to be in the range of 40 to 50 Bcf. Broughton Associates Joint Venture has significant interests in six wells, of which three are currently capable of producing 52 MMcf/D, and plans to drill or participate in an additional 18 exploratory wells in the trend by the end of 1997.

  Due to uncertainties related to construction costs, possible delays in permitting and other conditions outside the Company's control, there can be no assurance that this project will develop as currently anticipated. In addition, the production that is anticipated to be gathered and treated at the Bethel facility is primarily expected to be produced from prospects that have not yet been drilled, and there can be no assurance of successful completion of wells in these prospects.

  COAL SEAM GATHERING SYSTEM EXPANSION. The Company plans to expand its Powder River basin (Wyoming) coal seam gas gathering system and develop its own coal seam gas reserves. The Company has acquired the drilling rights in the vicinity of known coal seam production of approximately 120,000 gross acres. The Company and other operators in the area have established production from wells drilled to depths of 200 to 700 feet, with a completed cost per well of approximately $25,000. The Company will utilize its existing dry gas gathering system and interstate pipelines to transport this pipeline quality gas to market. If the producers complete their drilling programs in this area and the Company successfully develops its acreage, the Company believes it could significantly increase the volume of coal seam gas gathered from current levels of approximately 25 MMcf/D at September 30, 1996 to as much as 150 MMcf/D in five years, including approximately 30 MMcf/D from Company-owned properties. The coal seam activity is bordered on the east by active coal mines that now use residue gas in their production processes. The Company is negotiating long-term residue sales contracts with several coal mines in this area for up to 30 MMcf/D for use in such operations. The Company anticipates that capital expenditures will be approximately $73 million during the next five years, primarily for compression equipment, including $9 million for drilling costs and production equipment. However, because of drilling and other uncertainties, there can be no assurance that this project will develop or that long-term residue sales contracts will be executed as currently anticipated.

  EXPAND ENERGY MARKETING SERVICES AND VOLUMES

  Prior to deregulation of the natural gas industry, the Company's marketing activities were directed towards selling residue gas and NGLs processed at its plants to ensure their efficient operation. As the natural gas industry deregulated and new market opportunities developed, the Company began to increase its third-party marketing. In order to compete in today's energy marketplace, a marketer must provide a full range of services and products to meet its customers' demands. The Company is a full-service marketer of residue gas and NGL products and has now expanded into the sale of wholesale electric power. The Company focuses on the individual needs of its customers and is committed to developing products and services that are tailored to meet their requirements. The Company plans to expand its energy marketing activities by:
(i) pursuing higher-margin, end-use markets; (ii) increasing third-party gas, NGL and electric power sales volumes; and (iii) engaging in retail electric power sales as those markets become available through deregulation.

  RESIDUE GAS. The Company sells residue gas nationwide and provides its customers with a full range of services including risk management, storage, transportation, scheduling and peaking requirements. Since 1990, the Company's residue gas sales volumes have increased by 698% to 1.8 Bcf/D for the nine months ended September 30, 1996, primarily as a result of the increase in third-party sales. The Company's gas marketing efforts are enhanced by the firm supply of gas produced at its facilities, its ownership and operation of the Katy Facility and by firm capacity transportation agreements with various third-party pipelines. The Company's Katy Facility has 19 Bcf of storage capacity and is connected to 11 strategic pipeline interconnects providing transportation access to virtually all regions of the continental United States. The Company can withdraw gas from the Katy Facility on short notice to service LDCs and other customers that need a reliable supply of residue gas on demand. This facility also allows the Company to bypass certain transportation bottlenecks and to arbitrage pipeline price differentials. The Company intends to continue to expand its residue gas marketing business by adding experienced staff including end-use marketers located in selected market areas. The Company believes it competes effectively with other marketers due to its national marketing presence and the marketing information gained thereby, the services it provides and its physical asset base.

  NGLS. The Company markets NGLs produced at its plants and purchased from third parties to the petrochemical industry, the petroleum refining industry and the retail and industrial fuel markets. The Company had average NGL sales of 3,562 MGal/D in the nine months ended September 30, 1996, which represented an increase of 465% since 1990. Over the last several years, the petrochemical industry has increased its use of NGLs as a major feedstock and, according to industry sources, is projected to require an additional 6,300 MGal/D to 8,400 MGal/D of NGL supply by 1998, an increase of approximately 15% to 20%. The Company's NGL marketing strategy is to increase sales of third-party products, increase sales to end-users, minimize transportation costs by selling NGL products to markets in the vicinity of its facilities and offer risk management services to its customers. The Company intends to invest in additional facilities to upgrade the value of its NGLs where economically appropriate.

  POWER MARKETING. In July 1996, the Federal Energy Regulatory Commission issued its final order requiring investor-owned electric utilities to provide open access for wholesale transmission. This action allows companies to participate in a market previously controlled by electric utilities. During the first half of 1996, the Company created the infrastructure necessary to market electric power on a nationwide basis. The Company currently trades electric power in the wholesale market and enters into transactions that arbitrage the value of natural gas and electric power. The Company intends to expand its marketing efforts to reach industrial end-users as these markets become available. The Company believes its expertise in marketing gas in a deregulated environment, its expanding customer base and its firm supplies of natural gas and NGL products will allow it to compete effectively in this emerging market.

  The Company believes that the anticipated deregulation by states of retail power marketing will offer the Company significant opportunities to offer both natural gas and electric power to its existing end-user customer base and to utilize the Company's demonstrated ability in the natural gas sector to respond quickly to changing regulatory and market conditions. In 1995, the Company received a certificate from the Federal Energy Regulatory Commission authorizing it to sell electric power at the wholesale level. The Company currently has 11 employees dedicated to power marketing. The Company has developed the contractual infrastructure necessary to market power and, as of September 30, 1996, has approximately 200 purchase and sale agreements in place with electric utilities and power marketers to buy and sell wholesale electric power. There is no assurance that the retail electric power marketing industry will develop or that the Company will be successful if the industry develops.

  OPTIMIZE PROFITABILITY

  The Company seeks to optimize the profitability of its operations by: (i) maintaining or increasing natural gas throughput levels; (ii) increasing its efficiency through the consolidation of existing facilities; (iii) investing in assets that enhance product value; (iv) selling non-strategic assets; and
(v) controlling operating and overhead expenses.

  In order to maintain or increase throughput levels, the Company obtains additional gas supplies for its facilities by connecting new wells, purchasing and integrating gathering systems from third parties and entering into joint ventures with producers or other processors. The opportunity to connect new wells to existing facilities is primarily affected by the level of drilling activity near the Company's gathering systems. The higher residue gas and NGL prices experienced since the beginning of 1996 and improved technology (e.g., 3-D seismic and horizontal drilling) have stimulated drilling in basins in which the Company operates, primarily the Permian and Anadarko basins, resulting in increased new well connects. For example, the Company's Granger, Lincoln Road and Red Desert systems are located in the Greater Green River Basin of Southwest Wyoming for which the United States Geological Survey has estimated the recoverable gas resources to be approximately 120 Tcf. Should the residue gas prices in this area increase due to the previously announced expansions of several interstate pipelines operating in this area, the Company believes new drilling in the vicinity of its facilities should occur. The Company has extensive gathering systems and compression with available capacity in place to capitalize on the in-fill drilling opportunities in this basin. In addition, the Company believes that its Toca facility in Southeast Louisiana is strategically located to take advantage of increases in volumes as the drilling activity in the Gulf of Mexico accelerates.

  In order to maximize its competitive advantages, the Company continually monitors the economic performance of each of its operating facilities to ensure that a desired cash flow objective and operating efficiency is achieved. If an operating facility is not generating desired cash flows or does not fit in with the Company's strategic plans, the Company will explore various options, including consolidation of its facilities, asset swap or outright sale. During 1995 and the first nine months of 1996, the Company consolidated the operations of three systems in the Anadarko Basin and suspended processing operations at its Lincoln Road facility and began processing the Lincoln Road gas at the Granger facility. If volumes increase substantially beyond Granger's capacity, the Lincoln Road plant might be re-started. As a result of these consolidations, increases in volumes gathered (which do not need to be processed) and other operational improvements, the Company reduced operating expenses through the first nine months of 1996 by approximately 30% to $.16 per Mcf of gas gathered compared to 1994. While committed to cost control, the Company continues to emphasize safe operations and has maintained a safety record better than the industry average. In the fourth quarter of 1995, the Company determined that it was no longer economically feasible to operate the Temple facility and in May 1996, sold that facility.

PRINCIPAL FACILITIES

  The following table provides information concerning the Company's principal facilities. The Company also owns and operates several smaller treating and processing facilities located in the same areas as its other facilities.

                                                            AVERAGE FOR THE NINE MONTHS ENDED
                                                                   SEPTEMBER 30, 1996
                                        GAS        GAS     -----------------------------------
                                     GATHERING THROUGHPUT      GAS         GAS         NGL
                         YEAR PLACED  SYSTEMS   CAPACITY   THROUGHPUT  PRODUCTION  PRODUCTION
      FACILITY(1)        IN SERVICE  MILES(2)  (MMCF/D)(2) (MMCF/D)(3) (MMCF/D)(4) (MGAL/D)(4)
------------------------ ----------- --------- ----------- ----------- ----------- -----------
SOUTHERN REGION:
 Texas
  Midkiff/Benedum.......    1955       2,080        150         141         94          865
  Giddings Gathering
   System...............    1979         653         80          67         57           87
  Edgewood(5)(9)........    1964          93         65          29         11           77
  Perkins...............    1975       2,566         40          22         12          145
  MiVida(5).............    1972         287        150          58         55          --
  Gomez.................    1971         302        280         159        155          --
  Mitchell Puckett......    1972          86        140          78         77          --
  Crockett Gathering
   System(6)............    1973         --         --           12         11          --
  Rosita Treating
   System...............    1973         --          60          49         49          --
  Katy(7)...............    1994          18        --          --         --           --
 Louisiana
  Black Lake............    1966          56         75          35         23           84
  Toca(8)(9)............    1958         --         160          95        --            59
NORTHERN REGION:
 Oklahoma
  Chaney Dell/Lamont....    1966       2,009        180          80         62          236
  Arkoma................    1985          51          8           3          2          --
  Westana System(10)....    1986         253         45          59         53           58
 Wyoming
  Granger(9)............    1987         241        210         117        101          302
  Red Desert(9).........    1979         111         42          24         21           39
  Lincoln Road(11)......    1988         146         50          29         28           35
  Hilight Complex(5)(9).    1969         617         80          35         29           86
  Kitty/Amos Draw(9)....    1969         304         17          11          8           46
  Newcastle(9)..........    1981         145          5           2          1           18
  Reno Junction(12).....    1991         --         --          --         --            53
  Coal Seam Gathering...    1990           6         28          22         21          --
 New Mexico
  San Juan River(5).....    1955         127         60          30         27            1
 North Dakota
  Williston(13).........    1981         381        --            7          5           25
  Temple(14)............    1984         --         --            1          1            4
  Teddy Roosevelt(13)...    1979         332        --            3          2           12
 Utah
  Four Corners..........    1988         104         15           4          3            9
 Montana
  Baker(5)(9)(15).......    1981           8          3           1          1           10
                                      ------      -----       -----        ---        -----
    Total...............              10,976      1,943       1,173        909        2,251
                                      ======      =====       =====        ===        =====

--------
Footnotes on following page.

 (1) The Company's interest in all facilities is 100% except for Midkiff/Benedum (72%); Black Lake (69%); Lincoln Road (72%); Williston (50%); Westana (50%) and Newcastle (50%). All facilities are operated by the Company and all data include interests of the Company, other joint interest owners and producers of gas volumes dedicated to the facility.
 (2) Gas gathering systems miles and gas throughput capacity are as of September 30, 1996.
 (3) Aggregate wellhead natural gas volumes collected by a gathering system.
 (4) Volumes of residue gas and NGLs are allocated to a facility when a well is dedicated to that facility; volumes exclude NGLs fractionated for third parties.
 (5) Sour gas facility (capable of processing gas containing hydrogen sulfide).
 (6) The Crockett Gathering System was sold effective August 1, 1996.
 (7) Hub and gas storage facility.
 (8) Straddle plant (a plant located near a transmission pipeline which processes gas dedicated to or gathered by the pipeline company or another third party).
 (9) Fractionation facility (capable of fractionating raw NGLs into end-use products).
(10) Gas throughput and gas production in excess of gas throughput capacity is unprocessed gas delivered directly to an unaffiliated pipeline.
(11) Commencing in March 1996, the Company and its joint venture partner at the Lincoln Road gas plant temporarily suspended processing operations at the Lincoln Road plant and began processing the related gas at the Company's Granger facility. If volumes increase substantially beyond Granger's capacity, the Lincoln Road plant might be re-started. The Company anticipates that this consolidation will result in lower overall plant operating expenses for the combined systems.
(12) NGL production represents conversion of third-party feedstock to iso-butane.
(13) Processing facilities have been shut-in since August 1993. The gas dedicated to these facilities is processed by a third party under a contractual arrangement. In January 1996, Koch Hydorcarbon Company, which operates the Teddy Roosevelt and Williston Gas Company's assets under a lease agreement, exercised its option to purchase certain gas gathering assets located in North Dakota from the Company and Williston. The closing of the sale is expected to occur on or before January 1, 1997.
(14) The Temple facility was sold effective May 1, 1996.
(15) During the second quarter of 1997, the Company anticipates ceasing operations at this facility.

GAS GATHERING, TREATING AND PROCESSING

  The Company contracts with producers to gather raw natural gas from individual wells located near its plants. Once a contract has been executed, the Company connects wells to gathering lines through which the natural gas is delivered to a processing plant or treating facility. At a processing plant, the natural gas is compressed, unfractionated NGLs are extracted, and the remaining dry residue gas is treated to meet pipeline quality specifications. Eight of the Company's processing plants can further separate, or fractionate, the mixed NGL stream into ethane, propane, butane and natural gasoline to obtain a higher value for the NGLs, and five of the Company's plants are able to process and treat natural gas containing hydrogen sulfide or other impurities which require removal prior to transportation. In addition, the Company has one facility which converts normal butane into iso-butane. At a treating facility, dry gas, which does not contain liquids that can economically be extracted, is treated to meet pipeline quality specifications by removing hydrogen sulfide or carbon dioxide.

  The Company continually acquires additional dedicated natural gas supplies to maintain or increase throughput levels to offset natural production declines in dedicated volumes. Such natural gas supplies are obtained by purchasing existing systems from third parties or by connecting additional wells. The opportunity to connect new wells to existing facilities is primarily affected by levels of drilling activity near the Company's gathering systems. The Company believes it has expanded into areas which present significant potential for new drilling or purchases or development of additional systems.

Historically, the Company has connected additional reserves that more than offset production from reserves dedicated to existing facilities. However, certain individual plants have experienced declines in dedicated reserves. In 1995, including the reserves associated with the Company's 50% investment in Westana Gathering Company and 1995 acquisitions, the Company connected new reserves to its gathering systems to replace approximately 141% of 1995 production. On a Company-wide basis, dedicated reserves, including revisions to previous estimates, increased from 2.6 Tcf as of December 31, 1994 to approximately 2.7 Tcf at December 31, 1995. The increase is primarily due to the Company's acquisition in December 1995 of several gathering systems in West Texas.

  Substantially all gas flowing through the Company's facilities is supplied under long-term contracts providing for the purchase, treating or processing of such gas for periods ranging from five to twenty years, using three basic contract types. Approximately 44% of the Company's gas throughput for the nine months ended September 30, 1996 was purchased under percentage-of-proceeds agreements in which the Company is typically responsible for arranging for the transportation and marketing of the natural gas and NGLs. The price paid to producers is a specified percentage of the net proceeds received from the sale of the natural gas and the NGLs. This type of contract permits the Company and the producers to share proportionally in price changes.

  Approximately 32% of the Company's gas throughput for the nine months ended September 30, 1996 was gathered under contracts which are primarily fee-based whereby the Company receives a set fee for each Mcf of gas gathered. This type of contract provides the Company with a steady revenue stream that is not dependent on commodity prices, except to the extent that low prices may cause a producer to curtail production.

  Approximately 24% of the Company's gas throughput for the nine months ended September 30, 1996 was processed under contracts which combine gathering and compression fees with "keep-whole" arrangements or wellhead purchases. Typically, producers are charged a gathering and compression fee based upon volume. In addition, the Company retains a predetermined percentage of the NGLs recovered by the processing facility and keeps the producers whole by returning to the producers at the tailgate of the plant an amount of residue gas equal on a Btu basis to the raw gas received at the plant inlet. The "keep-whole" component of the contracts permits the Company to benefit when the value of the NGLs is greater as a liquid than as a portion of the residue gas stream. However, when the value of the NGLs is lower as a liquid than as a portion of the residue gas stream, the Company may be affected unfavorably.

MARKETING

  RESIDUE GAS

  The Company markets residue gas produced at its plants and purchased from third parties to end-users, LDCs, pipelines and other marketing companies throughout the United States. Historically, the Company's gas marketing was an outgrowth of the Company's gas processing activities and was directed towards selling gas processed at its plants to ensure their efficient operation. As the Company expanded into new basins and the natural gas industry became deregulated and offered more opportunity, the Company began to increase its third-party gas marketing. Since 1990, the Company's residue gas sales volumes have increased by 698% to 1.8 Bcf/D for the nine months ended September 30, 1996, primarily as a result of the increase in third-party sales. The Company has continued to increase sales to end-users and to achieve greater market penetration close to its facilities while also expanding into new markets throughout the United States. The Company sells gas under agreements with varying terms and conditions in order to match seasonal and other changes in demand. Most of the Company's current sales contracts are short-term, ranging from a few days to one year.

  The Company intends to continue to expand its residue gas marketing and third-party sales, particularly to industrial and commercial end-users. The Company's marketing department has recently been restructured along more specialized lines to include separate managers for national accounts, end-use sales and electric power marketing. The Company has also expanded its marketing in areas beyond its traditional gas supply centers (Houston and the Gulf Coast) to demand centers, such as the Midwest and Northeast. Third-party sales and residue gas storage, combined with the stable supply from Company facilities, enable the Company to respond quickly to changing market conditions and to take advantage of seasonal price variations and peak demand periods.

  The Company customarily stores residue gas in underground storage facilities to ensure an adequate supply for long-term sales contracts and for resale during periods when prices are favorable. In order to expand its ability to provide market services and arbitrage price differentials, the Company constructed the Katy Facility. The ability to withdraw gas from the Katy Facility on short notice, positions the Company to market residue gas to LDCs and other customers that need a reliable yet variable supply of residue gas. The Katy Facility allows the Company to bypass certain transportation bottlenecks and enhances flexibility in its marketing operations. This facility utilizes a partially depleted natural gas reservoir with 19 Bcf of working gas capacity and a pipeline header system, currently connected to 11 pipelines, which has the capability to deliver up to 400 MMcf/D of residue gas from the reservoir.

  The Company held approximately 13.4 Bcf of residue gas in storage for such purposes at an average cost of $1.81 per Mcf at September 30, 1996 as compared to 12.8 Bcf at an average cost of $1.65 per Mcf at December 31, 1995, primarily at the Katy Facility. At September 30, 1996, the Company had hedging contracts in place for anticipated sales for approximately 12.5 Bcf of stored gas at a weighted average price of $2.01 per Mcf for the stored inventory. See further discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Risk Management Activities."

  The Company has a three-year winter-peaking gas purchase and sales agreement with a major utility in East Texas, expiring in March 1999, which designates the Katy Facility as the primary delivery point. Under the agreement, the utility has the right to purchase, during each year of the contract, up to approximately 100 MMcf/D and 70 MMcf/D of residue gas in November and March, respectively, and approximately 140 MMcf/D of residue gas in December, January and February, at a monthly index price plus a fixed charge. The agreement calls for a minimum charge to be paid to the Company for each contract term, whether or not delivery is taken. This minimum charge is calculated based upon five Bcf of annual storage during each fiscal year of the contract term.

  In February 1995, the Company entered into a long-term firm storage and transportation agreement with a St. Louis-based LDC that expires in March 2000. Under the agreement, the Company has leased approximately three Bcf of storage capacity of the Katy Facility to the LDC. The gas will principally serve local distribution requirements of the LDC's customers in central Missouri.

  During the nine months ended September 30, 1996, the Company sold residue gas to approximately 400 end-users, pipelines, LDCs and other customers. No single customer accounted for more than 7% of consolidated revenues for the nine months ended September 30, 1996.

  NGLS

  The Company markets NGLs produced at its plants and purchased from third parties in the Rocky Mountain, Mid-Continent, Gulf Coast and Southwestern regions of the United States. A majority of the Company's production of NGLs moves to the Gulf Coast area, which is the largest NGL market in the United States. Through the development of end-use markets and distribution capabilities, the Company seeks to ensure that products from the plants move on a reliable basis, avoiding curtailment of production.

  Consumption of NGLs is primarily determined by various end-user markets including the petrochemical industry, the petroleum refining industry and the retail and industrial fuel markets. As an example, the petrochemical industry uses ethane, propane, normal butane and natural gasoline as feedstocks in the production of ethylene, which is used in the production of various plastics products. Over the last several years, the petrochemical industry has increased its use of NGLs as a major feedstock and, according to industry sources, is projected to require an additional 6,300 MGal/D to 8,400 MGal/D of NGL supply by 1998, an increase of approximately 15% to 20%. Further, propane is used for home heating and cooling, transportation and for certain agricultural applications. Demand is primarily affected by price, seasonality and the economy.

  The volatility of NGL prices in recent years has caused the Company to move to short-term contracts, with no prices set on a firm basis for more than a 30-day period. Although some existing contracts do commit the Company for periods as long as a year, prices are redetermined on a market-related basis. The Company leases NGL storage space at major trading locations near Houston and in central Kansas in order to store products so that they can be sold at higher prices on a seasonal basis. The Company held 18,460 MGal of NGLs in storage at an average cost of $.33 per gallon and 15,816 MGal at an average cost of $.31 per gallon at September 30, 1996 and December 31, 1995, respectively, at various third-party storage facilities. The Company generally intends that stored NGLs turn over on an annual basis.

  For the nine months ended September 30, 1996, NGL sales averaged 3,562 MGal/D, an increase from 630 MGal/D in 1990, primarily due to acquisitions during the five-year period. Sales were made to approximately 150 different customers, and no single customer accounted for more than 3% of the Company's consolidated revenues for the nine months ended September 30, 1996. Revenues are also derived from contractual marketing fees charged to some producers for NGL marketing services. For the nine months ended September 30, 1996, such fees were less than 1% of the Company's consolidated revenues.

  HEDGING

  In order to reduce the impact of commodity price fluctuations on its operating results, the Company enters into futures contracts and basis positions to hedge a portion of its equity production. The Company has entered into weighted average futures positions for approximately 60% of its equity residue gas and 45% of its equity NGL production for the remainder of 1996 at prices chosen by management because they are in excess of the Company's 1996 operating budget and further price increases were not expected. The following table summarizes the Company's hedged equity positions at September 30, 1996:

              RESIDUE GAS                                 NGLS
----------------------------------------- ------------------------------------
                 MMBTU   WEIGHTED AVERAGE           VOLUMES   WEIGHTED AVERAGE
    BASIN        HEDGED     PRICE (1)     PRODUCT   HEDGED        PRICE(2)
--------------  -------- ---------------- ------- ----------- ----------------
Permian         15,000/D   $1.88/MMBtu    Ethane   140 MGal/D    $  .20/Gal
Rocky Mountain   1,700/D    1.50/MMBtu    Propane  160 MGal/D       .34/Gal
Gulf Coast      17,300/D    1.99/MMBtu    Butane          --            --
Mid-Continent    6,700/D   $1.78/MMBtu    Crude   4,900 Bbl/D    $19.72/Bbl(3)

--------
(1) The prices shown represent the actual price to be received by the Company and represent a net price to the producing area, which approximates the Henry Hub price less the basis differential for such basin.
(2) This price approximates the average Mont Belvieu price for NGLs and a West Texas Intermediate price for crude oil.
(3) As of September 30, 1996, the Company held a notional quantity of approximately 300,000 barrels long of over-the-counter call options with a strike price of $22.00 per barrel.

  See further discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Risk Management Activities."

PRODUCING PROPERTIES

  The reserves estimated by the Company for its producing properties approximated 121 Bcf of natural gas and 715 MBbls of crude oil at December 31, 1995. The producing properties are primarily working interests in a unit operated by the Company in the Black Lake field in Louisiana, which provides production to the Black Lake plant, and 20 gas properties in the Smackover formation of the East Texas Basin, which provide production to the Edgewood plant. The Company also has working interests in the Powder River Basin in northeastern Wyoming, the Sandwash Basin in northwestern Colorado, the Austin Chalk formation in southeast Texas and the San Juan Basin in southwest Colorado. The Company also owns various working interests in 13 wells in the Smackover formation through its interest in the Redman Smackover Joint Venture.

  The Company has experienced unexpected water production in one of the wells at its Black Lake field. In August 1996, the Company retained Williamson Petroleum Consultants, Inc., an independent petroleum consultant, to perform an evaluation of the Black Lake field reserves as of June 30, 1996. Williamson Petroleum Consultants, Inc. estimated total proved reserves as of June 30, 1996 to be 89 Bcf (53 Bcf net to the Company's revenue interests), which is consistent with the Company's own internal estimate as of June 30, 1996. Reserve estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and of future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Any significant revision of reserve estimates could materially adversely affect the Company's financial condition and results of operations.

                                  MANAGEMENT

  Set forth below is certain information concerning the directors and officers of the Company.

          NAME            AGE                          POSITION
          ----            ---                          --------
Brion G. Wise............  51 Chairman of the Board, Chief Executive Officer and
                              Director(1)
Walter L. Stonehocker....  72 Vice Chairman of the Board and Director(1)
Lanny F. Outlaw..........  60 President and Chief Operating Officer
John C. Walter...........  51 Executive Vice President and Secretary
John F. Chandler.........  40 Senior Vice President--Marketing and Pipelines and
                               Assistant Secretary
Edward A. Aabak..........  44 Vice President--Northern Region
Vance S. Blalock.........  43 Treasurer and Assistant Secretary
Gary W. Davis............  40 Vice President--Southern Region
Brian E. Jeffries........  39 Vice President--Gas Marketing
Jeffery E. Jones.........  43 Vice President--Production
William J. Krysiak.......  36 Vice President--Finance
Bill M. Sanderson........  67 Director(1)
Joseph E. Reid...........  66 Director
Dean Phillips............  64 Director
Richard B. Robinson......  48 Director
Ward Sauvage.............  71 Director(1)
James A. Senty...........  60 Director

--------
(1) Member of the Executive Committee.

  MR. WISE, a founder of the Company in 1971, has served as Chairman of the Board since July 1987, a member of the Executive Committee since December 1989, Chief Executive Officer since December 31, 1986 and President from 1971 through 1986. He was a gas processing engineer with Shell Oil Company from 1967 until the organization of the Company. Mr. Wise received his Bachelor of Science Degree in Chemical Engineering from Washington State University.

  MR. STONEHOCKER, a founder of the Company in 1971, has served as Vice Chairman of the Board since July 1992, as a director since July 1987, a member of the Executive Committee since May 1995 and from December 1989 to July 1992, Senior Vice President from January 1985 to July 1992 and Vice President from 1971 to 1985. Mr. Stonehocker has had farming operations in Colorado for over forty years. In addition, he has been active as a lobbyist for the oil and gas industry in various western states.

  MR. OUTLAW, has been President and Chief Operating Officer since April 1, 1996. Mr. Outlaw served as Executive Vice President from September 1994 through March 1996, Vice President-Business Development and Rocky Mountain Region from October 1993 to September 1994, and Vice President-Business Development from August 1987 to October 1993. Mr. Outlaw was employed by Shell Oil Company from 1958 to 1987 in various engineering management positions within the exploration and production department. In his last position at Shell Oil Company, he was in charge of gas processing business development. Mr. Outlaw received his Bachelor of Science Degree in Engineering from the South Dakota School of Mines and Technology.

  MR. WALTER, Executive Vice President and Secretary since September 1994, served as Vice President-General Counsel from May 1988 to September 1994, Corporate Counsel from May 1986 to May 1988 and Land Manager from 1982 to May 1986. Mr. Walter received his Bachelor of Arts Degree in Economics and Juris Doctor Degree from the University of Colorado.

  MR. CHANDLER, Senior Vice President-Marketing and Pipelines since April 1, 1996, served as Vice President-Marketing and Pipelines from September 1993 through March 1996, Manager of Business Development from January 1991 through August 1993 and served in various positions in engineering and business development from July 1984 through August 1993. Mr. Chandler received his Bachelor of Science Degree in Engineering from the South Dakota School of Mines and Technology.

  MR. AABAK, Vice President-Northern Region since September 1994, served as Operations Manager of the Rocky Mountain Region from February 1993 to September 1994. From 1982 to 1992, Mr. Aabak was employed by Dekalb Energy Company in various management, engineering and operations functions. From 1976 to 1982, Mr. Aabak was employed by Dome Petroleum Limited. Mr. Aabak holds a Bachelor of Science Degree in Chemical Engineering from the University of Alberta.

  MS. BLALOCK, Treasurer since November 1994, has been employed by the Company since 1981, previously as Controller of Systems Development and Acquisitions. Ms. Blalock received her Bachelor of Science Degree in Commerce from the University of Louisville and is a Certified Public Accountant.

  MR. DAVIS, Vice President-Southern Region since October 1993, served as Vice President-Engineering/Environmental from January 1985 to October 1993 and has been an engineer with the Company since June 1980. From 1978 to 1980, he was employed by Marathon Oil Company as a plant engineer. Mr. Davis received his Bachelor of Science Degree in Chemical and Petroleum Engineering from the Colorado School of Mines.

  MR. JEFFRIES, Vice President-Gas Marketing since April 1, 1996, has been employed by the Company since November 1992 as Director of Marketing and Transportation. Mr. Jeffries was employed by United Gas Pipe Line Company from 1991 to 1992 and for LaSER Marketing Company from 1988 through 1991 in various marketing management positions. Mr. Jeffries received his Bachelor of Science Degree in Civil Engineering from the University of Colorado.

  MR. JONES, Vice President-Production since October 1993, has been employed by the Company since 1989, previously as Production Manager. From 1987 to 1989, Mr. Jones was an independent oil and gas consultant. Mr. Jones received a Bachelor of Science Degree in Psychology from Colorado College and a Bachelor of Science Degree in Mechanical Engineering from the University of Colorado.

  MR. KRYSIAK, Vice President-Finance since October 1993, has been employed by the Company since 1985, previously as Corporate Controller. Mr. Krysiak is the principal financial and accounting officer of the Company. He received his Bachelor of Science Degree in Business Administration from Colorado State University and is a Certified Public Accountant.

  MR. SANDERSON, has served as a director of the Company since July 1987, a member of the Executive Committee since December 1989, President from December 1986 through March 1996, Chief Operating Officer from May 1986 through March 1996 and Senior Vice President from 1981 through 1986. He was employed by Shell Oil Company in various capacities in its exploration and production department from 1960 to 1981, including an assignment in Venezuela and an assignment for five years in London with oil and gas production responsibilities during North Sea development. Mr. Sanderson received his Bachelor of Science Degree, cum laude, in Chemical Engineering from Texas Tech University.

  MR. REID, a director of the Company since May 1994, has served as a member of the Audit Committee since May 1995 and has served as a member of the Compensation and Nominating Committee since May 1994. Mr. Reid has been involved in the oil and gas business since 1956, and since 1987 has been an independent oil and gas consultant. From 1984 to 1986 he served as President and Chief Executive Officer of Meridian Oil, Inc., from 1982 to 1984 as an independent oil and gas consultant and from 1978 to 1982 as President and Chief Executive Officer of Superior Oil Company. Mr. Reid also serves as a director for Riverway Bank, Cliffs Drilling Co. and Great Western Resources. He received his Masters of Business Administration from the Harvard Graduate School of Business and his Bachelor of Science Degree from Louisiana State University.

  MR. PHILLIPS, a director of the Company since July 1987, has served as a member of the Compensation and Nominating Committee since May 1995. Mr. Phillips has been engaged in the wholesale and retail distribution of natural gas liquids since 1956. Mr. Phillips also serves as an officer and director of several banking institutions in Missouri and Illinois.

  MR. ROBINSON, a director of the Company since July 1987, has served as a member of the Audit Committee since May 1988 and as a member of the Compensation and Nominating Committee since September 1993. Mr. Robinson has been a member of the law firm of Lentz, Evans and King P.C. and an adjunct professor at the University of Denver College of Law since 1980. He has represented the Company since 1977 with respect to tax, corporate and partnership law matters. Mr. Robinson received his Juris Doctor Degree from the University of Denver and his LL. M. in Taxation from New York University.

  MR. SAUVAGE, a director of the Company since July 1987, a member of the Executive Committee since May 1995 and has been engaged in the wholesale and retail distribution of natural gas liquids since 1949.

  MR. SENTY, a director of the Company since July 1987, has served as a member of the Audit Committee since May 1988 and as a member of the Compensation and Nominating Committee since September 1993. Mr. Senty has been engaged in the wholesale and retail distribution of natural gas liquids since 1960. He has owned certain banking interests since 1976 and currently serves as Chairman of the Board of The Park Bank, an independent state chartered bank in Wisconsin. Mr. Senty is also the Chairman of the Board and President of Midwest Bottle Gas Co., a company which directly and through subsidiaries is engaged in the retail and wholesale marketing of natural gas, natural gas liquids and other related items in several states and is a director and Senior Vice President of MNIC Companies, the parent organization of several insurance companies in Wisconsin.

                              SECURITY OWNERSHIP

  The table below sets forth the number and percentage of outstanding shares of Common Stock that are beneficially owned by: (i) each director of the Company; (ii) the four most highly compensated executive officers for the year ended December 31, 1995; (iii) all directors and executive officers of the Company as a group; and (iv) each person known by the Company to own beneficially more than 5% of the Common Stock as of September 30, 1996, except as indicated below. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them except as indicated below.

                                                                        $2.625 CUMULATIVE
                                                  $2.28 CUMULATIVE         CONVERTIBLE
                             COMMON STOCK          PREFERRED STOCK        PREFERRED STOCK
                         --------------------  ----------------------  --------------------
        NAME OF              NUMBER      % OF     NUMBER         % OF     NUMBER      % OF
    BENEFICIAL OWNER       OF SHARES     CLASS   OF SHARES       CLASS   OF SHARES    CLASS
    ----------------       ----------   ------  ----------      ------  ----------   -------
Brion G. Wise...........  3,964,430(1)  15.4         800            *         --        *
Walter L. Stonehocker...  2,804,341(2)  10.9      14,000          1.0      31,800     1.2
Merrill Lynch & Co.,
 Inc. ..................  2,525,158(3)   9.8         --             *         --        *
Ward Sauvage............  2,276,747(4)   8.8         --             *         --        *
Dean Phillips...........  1,824,825(5)   7.1         --             *         --        *
Bill M. Sanderson.......    575,625(6)   2.2         --             *         --        *
Richard B. Robinson.....      7,800(7)     *       1,000            *         --        *
James A. Senty..........      4,920(8)     *         --             *         --        *
Joseph E. Reid..........        --         *         --             *         --        *
Lanny F. Outlaw.........     59,000        *         --             *         --        *
John C. Walter..........     32,494(9)     *         --             *         --        *
Gary W. Davis...........     37,387(10)    *       1,500(10)        *         --        *
Directors and officers
 as a group (17
 persons)............... 11,605,295     45.0      17,900          1.3      31,800     1.2

--------
 *Less than 1%
 (1)See also "Selling Stockholder."
 (2) Includes 1,385,579 shares of Common Stock held by Mr. Stonehocker's wife, 127,820 shares of Common Stock held by the WGP Trust, of which Mrs. Stonehocker is the trustee, 3,183 shares of Common Stock held by a son directly and through 10% or more ownership in a partnership and 30,000 shares of Common Stock held by Mr. and Mrs. Stonehocker as tenants-in-common.
 (3) Amount and nature of beneficial ownership is at December 31, 1995 as reported in the applicable Schedule 13G and includes shares held by subsidiaries and affiliates. The percent of class was calculated using total shares outstanding at December 31, 1995.
 (4) Includes 2,252,576 shares of Common Stock held by Sauvage Gas Company (owned 48.99% by the Ward Sauvage Trust #1, 48.37% by the Janice Sauvage Trust #1 and 2.64% by Mr. Sauvage's children) and 23,210 and 961 shares of Common Stock held in individual retirement accounts for the benefit of Ward Sauvage and Janice Sauvage, respectively.
 (5) Includes 9,100 shares of Common Stock held by Mr. Phillips' wife.
 (6) Includes 864 shares of Common Stock held by Mr. Sanderson's wife and 82,082 shares of Common Stock held by the Sanderson Stock Trust, of which Mr. Sanderson's wife is the trustee.
 (7) Includes 6,000 shares of Common Stock held by the Lentz, Evans & King Pension Fund, for the benefit of Mr. Robinson, 1,000 shares owned directly by Mr. Robinson's wife and 800 shares of Common Stock held by Mr. Robinson and his wife as custodians for their minor children.
 (8) Includes 600 shares of Common Stock held by Mr. Senty's wife as custodian for their children and 2,120 shares of Common Stock owned directly by Mr. Senty's wife.
 (9) All of Mr. Walter's shares are held as joint tenants with his wife.
(10) Includes 9,997 shares of Common Stock and 1,500 shares of $2.28 Cumulative Preferred Stock held by Mr. Davis' wife and 21,668 shares of Common Stock held as tenants-in-common.

                              SELLING STOCKHOLDER

  The following table sets forth certain information concerning the beneficial ownership of Common Stock by the Selling Stockholder as of September 30, 1996 and as adjusted to reflect the sale of 130,000 shares of Common Stock by the Selling Stockholder.

                                  OWNERSHIP PRIOR                      OWNERSHIP
                                 TO THIS OFFERING                 AFTER THIS OFFERING
                                -------------------               --------------------
                                 NUMBER OF    % OF    NUMBER OF    NUMBER OF    % OF
                                 SHARES OF   COMMON    SHARES      SHARES OF   COMMON
   NAME OF BENEFICIAL OWNER     COMMON STOCK STOCK  BEING OFFERED COMMON STOCK  STOCK
------------------------------- ------------ ------ ------------- ------------ -------
Brion G. Wise
 Chairman of the Board, Chief
 Executive Officer and
 Director......................  3,964,430    15.4     130,000    3,834,430(1) 12.3(1)

--------
(1) If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock owned by the Selling Stockholder would be 3,814,930 and 11.9%, respectively.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The selected consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements, notes thereto and other information included elsewhere in this Prospectus and the documents incorporated herein by reference. The selected financial data for each of the five years in the period ended December 31, 1995 are derived from consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent public accountants. The data presented for the nine month periods ended September 30, 1996 and 1995 are derived from the unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The selected data provided below for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations of financial performance of the Company for the full year.

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                          ---------------------  --------------------------------------------------------
                             1996       1995        1995        1994        1993       1992       1991
                          ---------- ----------  ----------  ----------  ---------- ---------- ----------
                              (IN THOUSANDS, EXCEPT SHARES, PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Sale of residue gas.....  $  979,771 $  614,711  $  876,399  $  707,869  $  563,068 $  278,928 $  179,659
Sale of NGLs............     361,571    243,516     331,760     309,358     333,880    290,230    150,224
Processing,
 transportation and
 storage revenue........      32,421     31,340      41,358      35,057      25,622     22,124     25,538
Other net revenue.......      20,895      5,247       7,467      11,205       9,768      8,834      2,821
Product purchases.......   1,213,955    735,040   1,040,265     853,398     730,676    427,906    243,756
Plant operating expense.      53,402     53,013      71,030      68,500      62,387     54,999     34,499
Selling and
 administrative.........      21,552     20,183      26,610      29,598      23,925     19,667     12,589
Depreciation, depletion
 and amortization.......      47,134     50,128      65,361      63,586      43,980     26,491     18,515
Interest expense........      26,646     27,708      37,160      31,434      12,456     10,080     12,780
Gross profit............      76,527     52,633      75,211      72,556      92,012     88,192     58,152
Income (loss) before
 taxes..................      28,329      2,677      (8,266)     11,524      55,631     58,445     32,783
Provision (benefit) for
 income taxes...........       9,783        677      (2,158)      4,160      17,529     18,757     11,933
Net income (loss).......      18,546      2,000      (6,108)      7,364      38,102     39,688     20,850
Income (loss)
 attributable to common
 stock..................      10,717    (10,821)    (21,539)     (4,848)     32,010     36,416     20,294
Earnings (loss) per
 share of common stock..  $      .42 $     (.42) $     (.84) $     (.19) $     1.25 $     1.43 $      .94
Weighted average shares
 of common stock
 outstanding............  25,774,446 25,750,401  25,753,738  25,695,760  25,608,503 25,453,029 21,669,688
CASH FLOW DATA:
Net cash provided by
 operating activities...  $  119,248 $   76,213  $   86,373  $   31,866  $  107,116 $   96,655 $   36,228
EBITDA (1)..............     102,109     80,513     111,897     106,544     112,067     95,016     64,078
Capital expenditures....      38,803     49,038      78,521     100,540     492,328     67,021    234,124
BALANCE SHEET DATA
 (AT PERIOD END):
Total assets............   1,174,550  1,129,812   1,193,997   1,167,362   1,114,748    582,188    552,321
Long-term debt..........     380,500    440,000     454,500     418,000     547,000    157,000    216,050
Stockholders' equity....     378,808    383,895     371,909     436,683     314,387    287,021    221,389
Dividends declared per
 share of common
 stock(2)...............  $      .15 $      .15  $      .20  $      .20  $      .20 $      .20 $      .15
OPERATING DATA:
Average gas sales
 (MMcf/D)...............       1,755      1,553       1,572       1,097         755        442        310
Average NGL sales
 (MGal/D)...............       3,562      2,867       2,890       2,970       2,941      2,400      1,097
Average gas volumes
 gathered (MMcf/D)......       1,173        944       1,020         934         804        669        408
Facility capacity
 (MMcf/D)...............       1,943      1,985       1,907       1,560       1,586      1,177      1,183
Dedicated reserves (Tcf)
 (3)....................         --         --          2.7         2.6         2.2        1.8        1.6
Average gas prices
 ($/Mcf)................  $     2.04 $     1.45  $     1.53  $     1.77  $     2.02 $     1.72 $     1.59
Average NGL prices
 ($/Gal)................  $      .37 $      .31  $      .31  $      .28  $      .31 $      .32 $      .36

--------
(1) Reflects income before income taxes, interest expense, depreciation, depletion and amortization and a $17,642 non-cash impairment loss related to certain oil and gas assets and plant facilities in the fourth quarter of 1995 in connection with the Company's adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This data does not purport to reflect any measure of operations or cash flow. EBITDA is not a measure determined pursuant to GAAP, nor is it an alternative to GAAP income.
(2) On November 1, 1996, the Company's Board of Directors declared fourth quarter dividends of $0.05 per share of Common Stock, payable on February 14, 1997 to stockholders of record on December 31, 1996.
(3) Dedicated reserve reports are prepared only at year-end. As a result, reserve information is not available for the nine month periods.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated by reference herein.

RESULTS OF OPERATIONS

  (In thousands, except per share amounts, operating data and percentages)

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                     -------------------    %
                                                        1996      1995    CHANGE
                                                     ---------- --------  ------
   FINANCIAL RESULTS:
   Revenues......................................... $1,394,658 $894,814    56
   Gross profit.....................................     76,527   52,633    45
   Net income.......................................     18,546    2,000   827
   Income (loss) per share of common stock..........        .42     (.42)  --
   Net cash provided by operating activities........ $  119,248 $ 76,213    56
   OPERATING DATA:
   Average gas sales (MMcf/D).......................      1,755    1,553    13
   Average NGL sales (MGal/D).......................      3,562    2,867    24
   Average gas prices ($/Mcf)....................... $     2.04 $   1.45    41
   Average NGL prices ($/Gal)....................... $      .37 $    .31    19

  Revenues from the sale of residue gas increased approximately $365.1 million for the nine months ended September 30, 1996 compared to the same period in 1995. Average gas sales volumes increased 202 MMcf/D to 1,755 MMcf/D for the nine months ended September 30, 1996 compared to the same period in 1995, due to an increase of approximately 210 MMcf/D in the sale of residue gas purchased from third parties, partially offset by decreased sales at the Company's Black Lake facility. Average gas prices increased $.59 per Mcf to $2.04 per Mcf for the nine months ended September 30, 1996 compared to the same period in 1995. The effect of the increases in residue gas prices on the Company's net margin was partially offset by approximately $11.9 million of loss recognized in the nine month period ended September 30, 1996 related to futures positions. See further discussion in "Liquidity and Capital Resources--Risk Management Activities."

  Revenues from the sale of NGLs increased approximately $118.1 million for the nine months ended September 30, 1996 compared to 1995. Average NGL sales volumes increased 695 MGal/D to 3,562 MGal/D, primarily due to an approximate 580 MGal/D increase in the sale of NGLs purchased from third parties for this same period and increased production at the Company's facilities most notably from increases in ethane production at the Granger facility. Average NGL prices increased $.06 per gallon to $.37 per gallon for the nine months ended September 30, 1996 compared to 1995. The effect of the increase in NGL prices on the Company's net margin was partially offset by approximately $5.9 million of loss recognized in the nine month period ended September 30, 1996 related to futures positions. See further discussion in "Liquidity and Capital Resources--Risk Management Activities."

  Other net revenue increased $15.6 million for the nine months ended September 30, 1996 compared to the same period in 1995. The increase for the nine months ended September 30, 1996 was largely due to the recognition of $11.4 million of revenue associated with electric power marketing (substantially offset by a corresponding increase in electric power purchases reflected in product purchases). Partnership income increased $1.8 million for the nine months ended September 30, 1996, as compared to the same period in 1995. The increase in other revenue is also attributable to a $1.9 million gain recognized on the sale of the Temple facility.

  The increase in product purchases corresponds to the increase in third-party product sales. Combined product purchases (excluding electric power purchases) as a percentage of residue gas and NGL sales increased four percentage points to 90% for the nine months ended September 30, 1996 as compared to 1995. The increased product purchase percentage is a continuing trend based upon the growth of third-party sales, which typically have lower margins than sales of the Company's equity production. Until recently, the Company had experienced narrowing margins related to third-party sales due to the increasing availability of pricing information in the natural gas industry. The Company believes, by targeting end-use markets, these margins will continue to stabilize. These markets are highly competitive and there is no assurance that the Company will be able to expand its current end-use business.

  Selling and administrative expense increased $1.4 million for the nine months ended September 30, 1996 compared to the prior year period, primarily as a result of growth in the Company's marketing operations and higher benefit accruals.

  Depreciation, depletion and amortization decreased $3.0 million for the nine months ended September 30, 1996 compared to the corresponding prior year period. The decrease was attributable to a reduction in production related to the Company's oil and gas properties which resulted in lower depletion expense. In addition, the Company recorded a $17.6 million write-down of certain oil and gas assets and plant facilities in the fourth quarter of 1995 in connection with its adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The lower asset values contributed to the reduction in depreciation, depletion and amortization expense for the nine month period ended September 30, 1996. This decrease was partially offset by increases related to property additions, primarily the Northern acquisition in December 1995.

  The provision for income taxes for the nine months ended September 30, 1996 increased $9.1 million primarily due to the increase in pre-tax income for the period.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                                  ----------------------    %
                                                     1995        1994     CHANGE
                                                  ----------  ----------  ------
   FINANCIAL RESULTS:
   Revenues...................................... $1,256,984  $1,063,489     18
   Gross profit..................................     75,211      72,556      4
   Net (loss) income.............................     (6,108)      7,364   (183)
   Loss per share of common stock................       (.84)       (.19)  (342)
   Net cash provided by operating activities..... $   86,373  $   31,866    171
   OPERATING DATA:
   Average gas sales (MMcf/D)....................      1,572       1,097     43
   Average NGL sales (MGal/D)....................      2,890       2,970     (3)
   Average gas prices ($/Mcf)....................       1.53        1.77    (14)
   Average NGL prices ($/Gal)....................        .31         .28     11

  Net income decreased $13.5 million and net cash provided by operating activities increased $54.5 million for the year ended December 31, 1995 compared to 1994. The decrease in net income for the year was primarily due to a $17.6 million pre-tax impairment loss recorded in connection with the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and a $2.1 million pre-tax restructuring charge the Company recorded in May 1995 relating to its cost reduction program. In addition, net income was adversely affected by higher product purchase costs associated with the Company's third-party residue gas sales and increased depreciation, depletion and amortization expense and interest expense, partially offset by higher residue gas volumes sold and higher NGL prices.

  Revenues from the sale of residue gas increased approximately $168.5 million for the year ended December 31, 1995 compared to 1994. Average gas sales volumes increased 475 MMcf/D to 1,572 MMcf/D for the year ended December 31, 1995 compared to 1994, largely due to an increase of approximately 460 MMcf/D in the sale of residue gas purchased from third parties. Average gas prices decreased $.24 per Mcf to $1.53 per Mcf for the year ended December 31, 1995 compared to 1994. The effect of the decrease in residue gas prices on the Company's net margin from equity production was partially offset by the Company's futures positions; approximately $10.0 million of gain was recognized in the year ended December 31, 1995 related to such contracts. The Company has entered into futures positions for a portion of its equity gas for 1996. See further discussion at "Liquidity and Capital Resources--Risk Management Activities."

  Revenues from the sale of NGLs increased approximately $22.4 million for the year ended December 31, 1995 compared to 1994. Average NGL sales volumes remained relatively constant at 2,890 MGal/D and average NGL prices increased $.03 per gallon to $.31 per gallon for the year ended December 31, 1995 compared to 1994.

  Processing, transportation and storage revenues increased $6.3 million for the year ended December 31, 1995 compared to 1994. Approximately $3.6 million of the increase was due to greater NGL revenues from the Company's Giddings system and increased treating revenue, primarily from gathering systems acquired in December 1994. The remaining increase was primarily due to a long-term firm storage and transportation agreement at the Katy Facility that the Company entered into in February 1995.

  Other net revenue decreased $3.7 million for the year ended December 31, 1995 compared to 1994. The difference was primarily attributable to a $3.3 million insurance recovery recorded in 1994 for business losses associated with the December 1993 fire at the Company's Granger facility.

  The increase in product purchases corresponds to the increase in third-party residue gas sales. Combined product purchases as a percentage of residue gas and NGL sales increased two percentage points to 86% for the year ended December 31, 1995 compared to 1994. The rising gas purchase percentage is a continuing trend based upon the growth of third-party sales, which typically have lower margins than sales of the Company's equity production. Until recently, the Company had experienced narrowing margins related to third-party sales due to the increasing availability of pricing information in the natural gas industry. The Company believes by targeting end-use markets, these margins will be stabilized. However, there is no assurance that the Company will be successful in capturing these markets.

  Plant operating expense increased $2.5 million for the year ended December 31, 1995. The increase was attributable to assets purchased in the Oasis acquisition in December 1994, primarily for property taxes and taxes on higher levels of inventory held at the Katy Facility, partially offset by cost savings resulting from the cost reduction plan initiated in May 1995.

  Selling and administrative expense decreased $3.0 million, primarily due to the cost reduction plan implemented in May 1995.

  Depreciation, depletion and amortization increased $1.8 million for the year ended December 31, 1995 compared to the prior year period. The increase was primarily attributable to the Oasis assets, additional depletion related to the Company's oil and gas production and various plant upgrades and equipment additions in 1995.

  Interest expense increased $5.7 million for the year ended December 31, 1995 compared to 1994, due to an increase in the Company's average borrowing rate from 6.6% to 7.5% per annum and higher average debt outstanding during 1995, primarily due to the redemption of the 7.25% Cumulative Perpetual Convertible Preferred Stock.

  The provision for income taxes for the year ended December 31, 1995 includes a $300,000 adjustment to reflect management's estimate of deferred taxes.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                     --------------------   %
                                                        1994       1993   CHANGE
                                                     ----------  -------- ------
FINANCIAL RESULTS:
Revenues............................................ $1,063,489  $932,338    14
Gross profit........................................     72,556    92,012   (21)
Net income..........................................      7,364    38,102   (81)
Earnings per share of common stock..................       (.19)     1.25  (115)
Net cash provided by operating activities........... $   31,866  $107,116   (70)
OPERATING DATA:
Average gas sales (MMcf/D)..........................      1,097       755    45
Average NGL sales (MGal/D)..........................      2,970     2,941     1
Average gas prices ($/Mcf)..........................       1.77      2.02   (12)
Average NGL prices ($/Gal)..........................        .28       .31   (10)

  Net income decreased $30.7 million and net cash provided by operating activities decreased $75.3 million for the year ended December 31, 1994 compared to the same period in 1993. Overall, throughput and sales volumes at the Company's facilities remained comparable to historical levels. The Company's decrease in net income and net cash provided by operating activities was primarily attributable to a decline in NGL and residue gas prices and higher interest, selling and administrative and depreciation, depletion and amortization costs associated with the Company's 1993 acquisitions of Black Lake and Mountain Gas, along with the completion of the Katy Facility construction. In addition, because of lower demand and lower than expected prices, the Katy Facility did not generate significant revenue. As a result, revenues from the Katy Facility in 1994 did not fully offset related depreciation, depletion and amortization, interest and operating costs.

  Revenues from the sale of residue gas increased approximately $144.8 million for the year ended December 31, 1994 compared to the same period in 1993, as a volume increase of 342 MMcf/D was somewhat offset by a decrease in average residue gas sales prices of $.25 per Mcf. Approximately 300 MMcf/D of the volume increase was attributable to an increase in the sale of residue gas purchased from third parties, primarily resulting from the acquisition of Citizens National Gas Company assets in the third quarter of 1993. The remaining volume increase was the result of increased production volumes at the Company's facilities, primarily due to the Mountain Gas and Black Lake acquisitions, new well connect activities and consolidations with smaller gathering systems.

  Revenues from the sale of NGLs decreased approximately $24.5 million for the year ended December 31, 1994 compared to 1993, as a volume increase of approximately 30 MGal/D was more than offset by a $.03 per gallon decrease in the average NGL sales price. Approximately 22 MGal/D of the volume increase was attributable to an increase in the sale of NGLs purchased from third parties. The remaining volume increase was primarily attributable to the acquisitions of Mountain Gas and Black Lake, new well connect activity and consolidations with smaller gathering systems. This volume increase was somewhat offset by unfavorable economics of ethane and propane extraction in the first quarter of 1994 and by limited NGL volumes at the Granger facility, primarily as a result of the December 1993 fire. The curtailment of production while plant improvements were completed during the third quarter of 1994 at Black Lake also contributed to lower volumes.

  Processing, transportation and storage revenues increased $9.4 million for the year ended December 31, 1994 compared to the same period in 1993. The increase was due to additional gathering revenue associated with the Company's Granger gathering system acquired in the Mountain Gas acquisition in July 1993, increased gathering revenue at the Company's Lincoln Road facility and the recognition of demand fees associated with a winter-peaking gas purchase and sales contract at the Katy Facility during 1994.

  Other net revenue increased $1.4 million for the year ended December 31, 1994 compared to the same period in 1993. For the year ended December 31, 1994, the Company accrued approximately $3.3 million as an amount to be recovered under its business interruption insurance policy for business losses associated with the December 1993 fire at the Company's Granger facility and approximately $1.4 million in rate refunds from a pipeline company. These 1994 recoveries were somewhat offset by a $2.6 million gain recorded as a result of the termination of interest rate swap agreements in 1993.

  Historically, product purchases as a percentage of residue gas and NGL sales from the Company's plant production have approximated 70%. Product purchases as a percentage of residue gas and NGL sales from third-party purchases were substantially higher in 1994 and approximated 95%. Total product purchases as a percentage of residue gas and NGL sales increased approximately 2.5 percentage points to 84% for the year ended December 31, 1994 compared to the same period in 1993. The increase in the Company's combined percentage was primarily due to an increasing proportion of 1994 residue gas sales revenues resulting from products purchased from third parties.

  Plant operating expense and oil and gas exploration and production costs increased approximately $6.1 million and $2.2 million, respectively, for the year ended December 31, 1994 compared to the same period in 1993. The increase in plant operating expense was primarily due to the additional operating costs associated with three gas processing facilities acquired from Mountain Gas and Black Lake in July 1993 and the Katy Facility, which commenced operations in February 1994. The oil and gas exploration and production cost increase resulted primarily from costs associated with producing properties acquired in the Black Lake acquisition.

  Selling and administrative expense increased approximately $5.7 million for the year ended December 31, 1994 compared to the same period in 1993, primarily due to administrative expenses necessitated by the 1993 acquisitions, an overall increase in insurance expenditures and a reduction in overhead capitalized to the Company's construction projects.

  Depreciation, depletion and amortization expense increased approximately $19.6 million for the year ended December 31, 1994 compared to the same period in 1993. This increase was primarily due to the acquisitions of Mountain Gas and Black Lake in July 1993 and the commencement of Katy Facility operations in February 1994, and was partially offset by lower depreciation and depletion expense resulting from the addition of recoverable reserves at Black Lake and Edgewood during 1994.

  Interest expense increased approximately $19.0 million for the year ended December 31, 1994 compared to the same period in 1993, primarily due to additional borrowings necessitated by the Mountain Gas and Black Lake acquisitions, a reduction in the amount of interest capitalized to the Katy Facility and an increase in the Company's variable borrowing rate.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's sources of liquidity and capital resources historically have been net cash provided by operating activities, funds available under its financing facilities and proceeds from offerings of equity securities. In the past, these sources have been sufficient to meet its needs and finance the growth of the Company's business. The Company can give no assurance that the historical sources of liquidity and capital resources will be available for future development and acquisition projects, and it may be required to investigate alternative financing sources. Net cash provided by operating activities is primarily affected by product prices and sales of inventory, the Company's success in increasing the number and efficiency of its facilities and the volumes of natural gas processed by such facilities, as well as the margin on third-party product purchased for resale. The Company's continued growth will be dependent upon success in the areas of marketing, additions to dedicated plant reserves, acquisitions and new project development.

  The Company believes that the amounts available to be borrowed under the Revolving Credit Facility, together with the proceeds from this offering and cash provided by operating activities, will provide it with sufficient funds to connect new reserves, maintain its existing facilities and complete its current capital improvement projects. Depending on the timing of the Company's future projects, it may be required to seek additional sources of capital. The Company's ability to secure such capital is restricted by its credit facilities, although it may request additional borrowing capacity from the banks, seek waivers from its lenders to permit it to borrow funds from third-parties, seek replacement credit facilities from other lenders, use stock as a currency for an acquisition, sell existing assets or a combination of such alternatives. While the Company believes that it would be able to secure additional financing, if required, no assurance can be given that it will be able to do so or as to the terms of any such financing. The Company also believes that cash provided by operating activities will be sufficient to meet its debt service and preferred stock dividend requirements in 1997.

  The Company's sources and uses of funds are summarized as follows (in thousands):

                                                   NINE MONTHS      YEAR ENDED
                                                      ENDED        DECEMBER 31,
                                                SEPTEMBER 30, 1996     1995
                                                ------------------ ------------
SOURCES OF FUNDS:
  Borrowings under long-term debt agreements...      $724,850        $717,400
  Net cash provided by operating activities....       119,248          86,373
  Other........................................         4,003          13,445
                                                     --------        --------
    Total sources of funds.....................      $848,101        $817,218
                                                     ========        ========
USES OF FUNDS:
  Payments related to long-term debt
   agreements..................................      $799,353        $682,784
  Capital investments..........................        38,803          78,521
  Redemption of the 7.25% Cumulative Senior
   Perpetual convertible Preferred Stock.......           --           42,030
  Payment of preferred stock dividends.........         7,829          11,643
  Payment of common stock dividends............         3,868           5,153
                                                     --------        --------
    Total uses of funds........................      $849,853        $820,131
                                                     ========        ========

  An additional source of liquidity available to the Company is its stored volumes of residue gas and NGLs. The Company stores residue gas and NGLs primarily to ensure an adequate supply for long-term sales contracts and for resale during periods when prices are favorable. The Company held residue gas in storage for such purposes of approximately
13.4 Bcf at an average cost of $1.81 per Mcf at September 30, 1996 as compared to 12.8 Bcf at an average cost of $1.65 per Mcf at December 31, 1995, primarily at the Katy Facility. At September 30, 1996, the Company had hedging contracts in place for anticipated sales of approximately 12.5 Bcf of stored gas at a weighted average price of $2.01 per Mcf. The Company also held NGLs in storage of approximately 18,460 MGal at an average cost of $.33 per gallon and approximately 15,816 MGal at an average cost of $.31 per gallon at September 30, 1996 and December 31, 1995, respectively, at various third-party storage facilities.

  The Company has been successful overall in replacing production with new reserves. However, volumes of natural gas dedicated to some of the Company's plants have declined in recent years because additions to dedicated plant reserves have not fully offset production. In 1995, including the reserves associated with Westana Gathering Company ("Westana") and 1995 acquisitions, the Company connected new reserves to its gathering systems to replace approximately 141% of 1995 production. On a Company-wide basis, dedicated reserves, including certain proved undeveloped properties and revisions to previous estimates, increased from 2.6 Tcf as of December 31, 1994 to approximately 2.7 Tcf at December 31, 1995. The increase is primarily due to the Company's Northern Acquisition in December 1995 in West Texas.

  In May 1995, the Company redeemed all of the issued and outstanding shares of its 7.25% Cumulative Senior Perpetual Convertible Preferred Stock (liquidation preference of $40 million) pursuant to the provisions of the Certificate of Designation relating to such preferred stock, at an aggregate redemption price of approximately $42.0 million.

  RISK MANAGEMENT ACTIVITIES

  The Company's policy is to utilize risk management tools primarily to reduce commodity price risk for its equity production and to lock in profit margins for its storage and marketing activities. It is the Company's objective to maintain a balanced portfolio of financial exposure between physical obligations (fixed price purchase and sales and storage inventories) and related financial instruments (futures, swaps, and options positions). This essentially allows the Company to fix its total margin because gains or losses in the physical market are offset by corresponding losses or gains in the financial instruments market.

  Hedging and related activities may expose the Company to the risk of financial loss in certain circumstances, including instances when (i) production is less than expected, (ii) the Company's customers fail to purchase or deliver the contracted quantities of natural gas or NGLs, or (iii) the Company's over-the-counter counterparties ("OTC") fail to perform. To the extent that the Company engages in hedging activities, it may be prevented from realizing the benefits of favorable price changes in the physical market. However, it is similarly insulated against decreases in such prices.

  In 1993, the Board of Directors adopted its Natural Gas Futures Trading Procedures and created a committee of officers to oversee the Company's risk management activities. As an additional control, the Company has developed information systems that allow daily monitoring of its risk management activities and its exposure related to futures, swaps and options positions resulting from changes in the market.

  The Company uses futures, swaps, and options to reduce price risk and basis risk. Basis is the difference in price between the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas primarily due to the geographic price differentials between cash market locations and futures contract delivery locations.

  The Company enters into futures transactions on the New York Mercantile Exchange and the Kansas City Board of Trade and through OTC swaps with creditworthy counterparties consisting primarily of financial institutions and other natural gas companies. The Company conducts its standard credit review of OTC counterparties and has agreements with such parties which contain collateral requirements. OTC exposure is marked to market daily for the credit review process. The Company generally uses standardized swap agreements which allow for offset of positive and negative exposures.

  Gains and losses on hedges of product inventory are included in the carrying amount of the inventory and are ultimately recognized in residue and NGL sales when the related inventory is sold. Gains and losses related to qualifying hedges, as defined by SFAS No. 80, "Accounting for Futures Contracts", of firm commitments or anticipated transactions are recognized in residue and NGL sales when the hedged physical transaction occurs. The $215,000 of losses deferred in inventory at September 30, 1996 will be recognized through the first quarter of 1997. It is anticipated that these losses will be offset by margins from the Company's related forward fixed price hedges and physical sales.

  As of November 1, 1996, the Company held a notional quantity of approximately 315 Bcf of futures, swaps, and options extending from November 1996 through October 1998 related to anticipated sales of residue gas. This was comprised of approximately 29 Bcf long and 42 Bcf short of exchange traded futures and 116 Bcf long and 128 Bcf short of OTC swaps and options. As of December 31, 1995, the Company held a notional quantity of approximately 330 Bcf of natural gas futures, swaps, and options extending from January 1996 to February 1998. This was comprised of approximately 37 Bcf long and 31 Bcf short of exchange-traded futures and 126 Bcf long and 136 Bcf short of OTC swaps and options.

  As of November 1, 1996, the Company held a notional quantity of approximately 2,258 MBbls of futures, swaps, and options extending from November 1996 through April 1997 related to anticipated sales of propane, ethane and crude oil. This was comprised of approximately 264 MBbls long and 324 MBbls short of exchange traded futures and 500 MBbls long and 1,170 MBbls short of OTC swaps and options. No such positions were outstanding as of December 31, 1995.

  The Company enters into speculative futures trades on a very limited basis for purposes which include testing of hedging techniques. Company procedures contain strict guidelines for such trading including predetermined stop-loss requirements and net open positions limits (currently, a total position of 100 net contracts long or short). Speculative futures positions are marked to market at the end of each accounting period and any gain or loss is recognized in income for that period. Gains and losses from such speculative activities for the nine months ended September 30, 1996 and year ended December 31, 1995 were not material. See further discussion of hedging activities at "Financing Facilities--Interest Rate Swap Agreements."

  CAPITAL INVESTMENT PROGRAM

  Between January 1, 1993 and December 31, 1995, the Company expended approximately $672 million on new projects and acquisitions. For the years ended December 31, 1995, 1994 and 1993, the Company expended $79 million, $101 million and $492 million, respectively, on acquisitions, the construction of the Katy Facility, connection of new reserves, the acquisition of consolidating assets for existing systems and upgrades to existing and newly acquired facilities.

  Capital expenditures related to existing operations are expected to be approximately $82 million during 1996 consisting of the following: capital expenditures related to gathering, processing and pipeline assets are expected to be $58 million, of which $44 million will be used for new connects, system expansions and asset consolidations, $10 million (out of a projected $62 million) for construction of the Bethel facility and $14 million for maintaining existing facilities. The Company expects capital expenditures on the Katy Facility, exploration and production activities and miscellaneous items to be approximately $14 million. For the nine months ended September 30, 1996, the Company had expended $38.8 million consisting of the following: (i) $22.0 million for new connects, system expansions and asset consolidations; (ii) $5.8 million for maintaining existing facilities; (iii) $3.6 million for exploration and production activities; (iv) $500,000 related to the Katy Facility; and (v) $6.9 million of miscellaneous expenditures.

  The Company continually monitors the economic performance of each of its operating facilities to ensure that a desired cash flow objective is achieved. If an operating facility is not generating desired cash flows or does not fit in with the Company's strategic plans, the Company will explore various options, such as consolidation with other Company-owned facilities, dismantlement, asset swap or outright sale.

FINANCING FACILITIES

  REVOLVING CREDIT FACILITY. The Company's variable rate Revolving Credit Facility, as restated on September 2, 1994 and subsequently amended, with a syndicate of eight banks, provides for a maximum borrowing base of $300 million, of which $76 million was outstanding at September 30, 1996. If the facility is not renewed, its commitment period will terminate on October 1, 1997. Any outstanding balance thereunder at such time will convert to a three-year term loan, which will be payable in 12 equal quarterly installments, commencing January 1, 1998. The Revolving Credit Facility bears interest, at the Company's option, at certain spreads over the Eurodollar rate, at the Federal Funds rate plus .50%, or at the agent bank's prime rate. The interest rate spreads are adjusted based on the Company's debt to capitalization ratio. At September 30, 1996, the spread was 1.25% over the Eurodollar rate, resulting in an interest rate of 6.90%. Upon the placement of at least $50 million of common or preferred equity, the interest rate paid by the Company on borrowings under the Revolving Credit Facility will decrease by .125%.

  The Company pays a commitment fee on the unused commitment ranging from .15% to .375% based on the debt to capitalization ratio. At September 30, 1996, the Company's debt to capitalization ratio was .56 to 1 resulting in a commitment fee rate of .375%.

  TERM LOAN FACILITY. The Company also has a Term Loan Facility with four banks with aggregate principal outstanding as of September 30, 1996 of $12.5 million which bears interest at 9.87%. The final payment on the Term Loan Facility of $12.5 million is due in September 1997. The Company intends to finance the $12.5 million payment due in 1997 through amounts available under the Revolving Credit Facility.

  The agreements governing the Company's Revolving Credit and Term Loan Facilities (the "Credit Facilities Agreement") contain certain mandatory prepayment terms. If funded debt of the Company, which has a final maturity on or before October 1, 2000, exceeds four times (4.0 to 1.0) the sum of the Company's last four quarters' cash flow (as defined in the agreement) less preferred stock dividends projected to be paid during the next four quarters, the overage must be repaid in no more than six monthly payments, commencing 90 days from notification. This mandatory prepayment threshold will be reduced to
3.5 to 1.0 at September 1, 1998. At September 30, 1996, taking into account all the covenants contained in the Credit Facilities Agreement and expected maturities of long-term debt during 1996, the Company had approximately $90 million of available borrowing capacity.

  The Credit Facilities Agreements are unsecured. Pursuant to the Credit Facilities Agreement, the Company is required to maintain a current ratio (as defined therein) of at least 1.0 to 1.0, a minimum tangible net worth equal to the sum of $345 million plus 50% of consolidated net income earned after June 30, 1995 plus 75% of the net proceeds received after June 30, 1995 from the sale of equity securities, a debt to capitalization ratio (as defined therein) of no more than 60% through December 31, 1996 and 55% thereafter, and an EBITDA (as defined therein) to interest ratio of not less than 3.00 to 1.0 through October 31, 1996, 3.25 to 1.0 from November 1, 1996 through October 31, 1997 and 3.75 to 1.0 thereafter. The Company is prohibited from declaring or paying dividends on any capital stock on or after December 31, 1995, that in the aggregate exceed the sum of $10 million plus 50% of consolidated net income earned after December 31, 1995 plus 50% of the cumulative net proceeds received by the Company after December 31, 1995 from the sale of any equity securities. The dividends declared in the fourth quarter of 1995 and paid in 1996 were excluded, per the agreement, from this calculation. At September 30, 1996, $8 million was available under this limitation, which is sufficient to pay required preferred stock dividends in 1996. The Company generally utilizes excess daily funds to reduce any outstanding revolving credit balances and associated interest expense and it intends to continue such practice. The $4 million cash balance at September 30, 1996 is due to the timing of cash receipts and the balance is considered temporary.

  MASTER SHELF AGREEMENT. In December 1991, the Company entered into a Master Shelf Agreement (the "Master Shelf") with The Prudential Insurance Company of America ("Prudential") pursuant to which Prudential agreed to quote, from time-to-time, an interest rate at which Prudential or its nominee would be willing to purchase up to $100 million of the Company's senior promissory notes (the "Master Notes"). Any such Master Notes will mature in no more than 12 years, with an average life not in excess of 10 years, and are unsecured. The Master Shelf contains certain financial covenants which substantially conform with those contained in the Credit Facilities Agreement, as restated and amended. In July 1993 and July 1995, Prudential and the Company amended the Master Shelf to provide for additional borrowing capacity (for a total borrowing capacity of $200 million) and to extend the term of the Master Shelf to October 31, 1995. The Master Shelf Agreement, as restated and amended, is fully utilized, as indicated in the following table (000s):

                                  INTEREST       FINAL
       ISSUE DATE         AMOUNT    RATE        MATURITY                  PRINCIPAL PAYMENTS DUE
------------------------ -------- -------- ------------------ -----------------------------------------------
October 27, 1992........ $ 25,000   7.51%  October 27, 2000   $8,333 on each of October 27, 1998 through 2000
October 27, 1992........   25,000   7.99%  October 27, 2003   $8,333 on each of October 27, 2001 through 2003
September 22, 1993......   25,000   6.77%  September 22, 2003 single payment at maturity
December 27, 1993.......   25,000   7.23%  December 27, 2003  single payment at maturity
October 27, 1994........   25,000   9.05%  October 27, 2001   single payment at maturity
October 27, 1994........   25,000   9.24%  October 27, 2004   single payment at maturity
July 28, 1995...........   50,000   7.61%  July 28, 2007      $10,000 on each of July 28, 2003 through 2007
                         --------
                         $200,000
                         ========

  1993 SENIOR NOTES. On April 28, 1993 the Company sold $50 million of 7.65% Senior Notes ("1993 Senior Notes") due 2003 to a group of insurance companies. Annual principal payments of $7.1 million on the 1993 Senior Notes are due on April 30 of each year from 1997 through 2002, with any remaining principal and interest outstanding due on April 30, 2003. The Company intends to finance the $7.1 million payment due in 1997 through amounts available under the Revolving Credit Facility. The 1993 Senior Notes contain certain financial covenants that substantially conform with those contained in the Master Shelf Agreement, as restated and amended.

  1995 SENIOR NOTES. The Company sold $42 million of 1995 Senior Notes to a group of insurance companies in the fourth quarter of 1995, with an interest rate of 8.16% per annum and principal due in a single payment in December 2005. The 1995 Senior Notes contain certain financial covenants that conform with those contained in the Master Shelf Agreement, as restated and amended.

  RECEIVABLES FACILITY. In April 1995, the Company entered into an agreement with Receivables Capital Corporation ("RCC"), as purchaser, and Bank of America National Trust and Savings Association ("BA"), as agent, pursuant to which the Company will sell to RCC at face value on a revolving basis an undivided interest in certain of the Company's trade receivables. As part of the sale, the Company granted to RCC a security interest in such receivables. The Company may sell up to $75 million of trade receivables under the Receivables Facility, at a rate equal to RCC's commercial paper rate plus .375%, of which $75 million was funded at a rate of 5.81% as of September 30, 1996. The Receivables Facility has a 364-day term and contains financial covenants similar to those in the Credit Facilities Agreement, as restated and amended, along with certain covenants regarding the quality of the trade receivables pool. The parties have renewed the facility through May 29, 1997.

  COVENANT COMPLIANCE. At September 30, 1996, the Company was in compliance with all covenants in its loan agreements.

  INTEREST RATE SWAP AGREEMENTS. Historically, the Company has entered into interest rate swap agreements to manage exposure to changes in interest rates. The transactions generally involve the exchange of fixed and floating interest payment obligations or the exchange of foreign and U.S. currencies, without the exchange of the underlying principal amounts. The net effect of interest rate swap activity is reflected as an increase or decrease in interest expense. Any gains on termination of interest rate swap agreements and the effects of foreign currency positions that were marked to market are included in other income. At September 30, 1996 and December 31, 1995, there were no outstanding interest rate swap agreements. Also, for the nine months ended September 30, 1996, the Company has not incurred any gains or losses related to interest rate swaps. In addition to the financial risk, which will vary during the life of these swap agreements in relation to the maturity of the underlying debt and market interest rates, the Company is subject to credit risk exposure from nonperformance of the counterparties to the swap agreements.

  In anticipation of issuing the 1995 Senior Notes in the fourth quarter of 1995, the Company entered into an interest rate lock on a notional amount of $50 million, linked to the ten-year U.S. Treasury Bill rate, with a creditworthy counterparty to hedge against the risk of rising interest rates while it completed the 1995 Senior Notes placement. At the time the Company terminated the rate lock, interest rates had decreased, which resulted in the realization of a $390,000 loss. The Company considered the loss to be a cost of obtaining the privately placed debt and is therefore amortizing it over the ten-year term of the 1995 Senior Notes.

  The following table summarizes the results of the Company's interest rate swap and foreign currency positions for each of the three years in the period ended December 31, 1995 (000s):

                                                           1995  1994    1993
                                                           ----- -----  -------
   Net (increase) decrease to interest expense............  $358 $(932) $ 1,769
                                                           ===== =====  =======
   Interest rate swap losses capitalized..................  $390 $ --   $   --
                                                           ===== =====  =======
   Gains on swap termination.............................. $ --  $ --   $ 2,590
                                                           ===== =====  =======
   Losses on foreign currency positions................... $ --  $(361) $(1,175)
                                                           ===== =====  =======

ENVIRONMENTAL AND REGULATORY MATTERS

  The construction and operation of the Company's gathering lines, plants and other facilities used for the gathering, transporting, processing, treating or storing of residue gas and NGLs are subject to federal, state and local environmental laws and regulations, including those that can impose obligations to clean up hazardous substances at the Company's facilities or at facilities to which the Company sends wastes for disposal. In most instances, the applicable regulatory requirements relate to water and air pollution control or waste management. The Company employs six environmental engineers to monitor environmental compliance and potential liabilities at its facilities.

Prior to consummating any major acquisition, the Company's environmental engineers perform audits on the facilities to be acquired. In addition, on an ongoing basis, the environmental engineers perform systematic environmental assessments of the Company's existing facilities. The Company believes that it is in substantial compliance with applicable material environmental laws and regulations. Environmental regulation can increase the cost of planning, designing, constructing and operating the Company's facilities. The Company believes that the costs for compliance with current environmental laws and regulations have not had and will not have a material effect on the Company's financial position or results of operation.

  The Company anticipates that it is reasonably likely that the trend in environmental legislation and regulation will continue to be towards stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but it cannot rule out that possibility.

  The Company is in the process of voluntarily cleaning up substances at facilities that it operates. In addition, the former owner of certain facilities that the Company acquired in 1992 is conducting remediation at those facilities pursuant to contractual obligations. The Company's expenditures for environmental evaluation and remediation at existing facilities have not been significant in relation to the results of operations of the Company and totaled approximately $1.3 million for the year ended December 31, 1995. For the year ended December 31, 1995, the Company paid an aggregate of approximately $757,000 in air emissions fees to the states in which it operates. Although the Company anticipates that such environmental expenses will increase over time, the Company does not believe that such increases will have a material effect on the Company's financial position or results of operations.

  In May 1995, Oklahoma enacted legislation granting the Oklahoma Corporation Commission limited authority in certain circumstances, after the filing of a complaint by a producer, to compel a gas gatherer to provide open access gathering and to set aside unduly discriminatory gathering fees. The Texas Railroad Commission is in the process of reviewing Texas regulation of gathering. In addition, the state legislatures and regulators in certain other states in which the Company gathers gas are also contemplating additional regulation of gas gathering. The Company does not believe that any of the proposed legislation of which it is aware is likely to have a material adverse effect on the Company's financial position or results of operation. However, the Company cannot predict what additional regulations the states may impose on gathering and can give no assurance that any such additional regulations would not have a material adverse effect on the Company's financial position or results of operations.

                          FORWARD-LOOKING STATEMENTS

  All statements other than statements of historical fact contained in this Prospectus Supplement or the accompanying Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Prospectus Supplement or the Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "project" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors" in the Prospectus, such as the fluctuations of the prices received for the Company's residue gas and NGLs, the ability of the Company to connect new wells to its gathering systems, the level of drilling activity in the basins in which the Company operates, the uncertainty of reserve estimates, the ability of the Company to pay its fixed charges, the availability of expansion projects and the capital to finance such activities, the competition from other companies in the gathering, processing and marketing of natural gas and NGLs, the physical hazards inherent in operating natural gas and NGL facilities and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus Supplement and the Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have severally agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Petrie Parkman & Co., Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below.

                                                                     NUMBER OF
                                                                     SHARES OF
         UNDERWRITER                                                COMMON STOCK
         -----------                                                ------------
      Goldman, Sachs & Co. ........................................  1,305,000
      Donaldson, Lufkin & Jenrette Securities Corporation .........  1,305,000
      Petrie Parkman & Co., Inc....................................  1,305,000
      Jefferies & Company, Inc.....................................    120,000
      Lehman Brothers Inc..........................................    223,000
      Merrill Lynch, Pierce, Fenner & Smith
             Incorporated .........................................    223,000
      Oppenheimer & Co., Inc.......................................    223,000
      PaineWebber Incorporated.....................................    223,000
      Principal Financial Securities, Inc. ........................    120,000
      Rauscher Pierce Refsnes, Inc. ...............................    120,000
      Rodman & Renshaw, Inc........................................    120,000
      Sands Brothers & Co., Ltd. ..................................    120,000
      Wasserstein Perella Securities, Inc..........................    223,000
                                                                     ---------
          Total....................................................  5,630,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of $0.53 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholder have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to 825,000 and 19,500, respectively, additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,630,000 shares of Common Stock offered.

  The Company, its directors and executive officers and the Selling Stockholder have agreed that, during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to director or employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus Supplement) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                LEGAL OPINIONS

  The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

  The estimates as of June 30, 1996 of proved reserves attributable to the Black Lake field and the Company's interests therein included in this Prospectus Supplement are based upon a reserve report prepared by Williamson Petroleum Consultants, Inc., independent petroleum consultants, and, are included herein upon the authority of such firm as experts with respect to such matters covered by such report.

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                          WESTERN GAS RESOURCES, INC.
               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK
                                ---------------

[LOGO OF WESTERN GAS RESOURCES, INC. APPEARS HERE]

  Western Gas Resources, Inc. (the "Company"), directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may offer and issue from time to time debt securities (the "Debt Securities") in one or more series, on terms to be determined at the time of sale. The Company may also offer and issue from time to time in one or more series its Preferred Stock, par value $.10 per share (the "Preferred Stock"), and its Common Stock, par value $.10 per share (the "Common Stock"), on terms to be determined at the time of sale. The Debt Securities and Preferred Stock will be limited to an aggregate initial public offering price of up to $300,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies and the Common Stock will be limited to an aggregate initial public offering price of $100,000,000 plus up to an additional 4,000,000 shares. In addition, up to 150,000 shares of Common Stock may be offered by the Selling Stockholder of the Company. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of such Common Stock (the "Selling Stockholder Shares"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "WGR." The Debt Securities, the Preferred Stock and the Common Stock, including the Selling Stockholder Shares except as otherwise indicated, are hereafter collectively referred to as the "Securities." The aggregate initial public offering price of all the Securities that may be offered pursuant to this Prospectus, exclusive of the 4,000,000 shares of Common Stock and Selling Stockholder Shares, will not exceed $300,000,000 or the equivalent thereof.

  The accompanying Prospectus Supplement will set forth specific terms of the Securities, including (i) in the case of Debt Securities, specific designation, ranking as senior or subordinated Debt Securities, aggregate principal amount, maturity, rate and time of payment of interest, purchase price, any terms for redemption, whether and on what terms the Debt Securities may be converted into the Company's Common Stock, and any other specific terms of the Debt Securities, (ii) in the case of a particular series of Preferred Stock, specific designation, aggregate number of shares offered, dividend rate (or manner of calculation thereof), dividend periods (or manner of calculation thereof), liquidation preference, voting rights, any terms for redemption, whether and on what terms the shares of such series may be converted into the Company's Common Stock at the option of the holder, whether depositary shares representing shares of such series of Preferred Stock will be offered and, if so, the fraction of a share of Preferred Stock represented by each depositary share, listing, if any, on a securities exchange and any other specific terms of such series of Preferred Stock and (iii) in the case of Common Stock, the number of shares offered and the purchase price thereof. The accompanying Prospectus Supplement will also set forth the name of and compensation to each dealer, underwriter or agent, if any, involved in the sale of the Securities being offered and the managing underwriters with respect to each series of Securities sold to or through underwriters. The Company reserves the sole right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Securities, exclusive of the Selling Stockholder Shares, to be made directly or through agents.
                                ---------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR DISCUSSION OF MATERIAL RISKS IN
                CONNECTION WITH THE PURCHASE OF THE SECURITIES.
                                ---------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
  If an agent of the Company or, if applicable, the Selling Stockholder, or a dealer or underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, the agent's commission, dealer's purchase price or underwriter's discount is set forth in, or may be calculated from, the accompanying Prospectus Supplement and the net proceeds to the Company and, if applicable, the Selling Stockholder, from such sale will be the purchase price of such Securities less such commission in the case of an agent, the purchase price of such Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The Company may pay all registration expenses of the Selling Stockholder. See "Plan of Distribution" for possible indemnification arrangements for any agents, dealers or underwriters.

                                ---------------

                The date of this Prospectus is October 11, 1996

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF AND THEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048 and through the Commission's Internet site at www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed a registration statement (the "Registration Statement") on Form S-3 with respect to the Securities offered hereby with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which constitutes a part of the Registration Statement, relates only to the Securities offered by the Company and the Selling Stockholder and does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's (i) Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996; (iii) Proxy Statement for the Annual Meeting of Stockholders held on May 15, 1996; (iv) Registration Statement on Form 8-A with respect to the Company's $2.28 Cumulative Convertible Preferred Stock, declared effective on November 12, 1992; (v) Registration Statement on Form 8-A with respect to the Company's $2.625 Cumulative Convertible Preferred Stock, declared effective by the Commission on February 17, 1994; and (vi) Current Report on Form 8-K dated January 11, 1996, all of which have previously been filed by the Company with the Commission, are incorporated by reference in this Prospectus.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to John C. Walter, Executive Vice President, Western Gas Resources, Inc., 12200 North Pecos Street, Denver, Colorado 80234-3439 (telephone (303) 452-5603).

                          WESTERN GAS RESOURCES, INC.

  Western Gas Resources, Inc. is an independent gas gatherer and processor and an energy marketer providing a full range of services to its customers from the wellhead to the delivery point. The Company designs, constructs, owns and operates natural gas gathering, processing, treating and storage facilities in major gas-producing basins in the Rocky Mountain, Mid-Continent, Gulf Coast and Southwestern regions of the United States. The Company connects producers' wells to its gathering systems for delivery to its processing or treating plants, processes the natural gas to extract natural gas liquids ("NGLs") and treats the natural gas in order to meet pipeline specifications. The Company is a nationwide marketer of natural gas, NGLs and wholesale electric power, providing a full range of services including risk management, storage, transportation, scheduling and peaking services to a variety of customers. The Company was incorporated in Delaware in 1989. The Company's principal offices are located at 12200 North Pecos Street, Denver, Colorado 80234-3439, and its telephone number is (303) 452-5603.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
                                      AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the unaudited consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends of the Company for the periods indicated.

                                                YEAR ENDED DECEMBER 31,
                              SIX MONTHS ENDED -------------------------
                               JUNE 30, 1996   1995  1994 1993 1992 1991
                              ---------------- ----  ---- ---- ---- ----
Ratio of earnings to
 fixed charges................       2.17       .76  1.29 3.73 5.30 3.19
Ratio of earnings to
 fixed charges and preferred
 stock dividends..............       1.55       .50   .83 2.52 3.87 2.10

  For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. For the purpose of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges and preferred stock dividends. For purposes of calculating both ratios, fixed charges consist of interest (including capitalized interest, but excluding amortization of amounts previously capitalized) on all indebtedness, amortization of debt discount and expense and that portion (one-third) of rental expense which the Company believes to be representative of interest. For the year ended December 31, 1995, the Company's earnings before fixed charges were insufficient to cover its fixed charges by approximately $9.7 million. In addition, for the years ended December 31, 1995 and 1994, the Company's earnings before fixed charges and preferred stock dividends were insufficient to cover its fixed charges and preferred stock dividends by approximately $30.6 million and $9.1 million, respectively. Excluding the effect of the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which resulted in a non-cash expense of $17.6 million, the Company's ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends would have been 1.19 and .76, respectively, for the year ended December 31, 1995. See further discussion in "Risk Factors." Statements setting forth the unaudited computations of the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to fixed charges and preferred stock dividends are filed as exhibits to the Registration Statement of which this Prospectus is a part.

                                USE OF PROCEEDS

  Unless otherwise set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of the Securities by the Company will be used for general corporate purposes, which may include repayment of debt, acquisitions, working capital and capital expenditures. Pending application for specific purposes, the net proceeds will be invested in short-term marketable securities. The Company will not receive any of the proceeds from the sale of the Selling Stockholder Shares.

                                 RISK FACTORS

  Prospective investors should carefully review the following factors together with the other information contained in this Prospectus and any accompanying Prospectus Supplement prior to making an investment decision.

EFFECT OF VOLATILE PRODUCT PRICES; HEDGING TRANSACTIONS

  The Company's future financial condition and results of operations will depend significantly upon the prices received for the Company's natural gas and NGLs. Prices for natural gas and NGLs are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of domestic production, the availability of imported oil and gas, actions taken by foreign oil and gas producing nations, the availability of transportation systems with adequate capacity, the availability of competitive fuels, fluctuating and seasonal demand for oil, gas and NGLs, conservation and the extent of governmental regulation of production and the overall economic environment. A substantial or extended decline in gas and/or NGL prices would have a material adverse effect on the Company's financial position, results of operations and access to capital.

  The Company's risk management policy is to enter into futures, swaps and option contracts primarily to reduce risk and lock-in profit margins on its marketing and storage activities. Over-the- counter derivatives, with creditworthy counterparties, also permit the Company to offer its gas customers alternate pricing and delivery mechanisms meeting their specific needs. To ensure a known price for future equity production and a fixed margin between gas injected into storage and gas withdrawn from storage, the Company typically will sell a futures contract and related basis swap and thereafter, either (i) make physical delivery of its product to comply with such futures contract and settle its basis swap or (ii) buy matching futures and basis position contracts to unwind its position and sell its production to a customer in the cash market. The Company also may contract to sell future production to a customer at a fixed price and then purchase futures contracts to lock-in a margin. These same techniques also may be utilized to manage price risk for product purchased from marketing customers. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or deliver the contracted quantities of natural gas or NGLs or credit risk with derivatives counterparties. Furthermore, to the extent that the Company engages in hedging activities, it may be prevented from realizing the benefits of price increases above the levels of such hedges.

GAS SUPPLY

  The Company must continually connect new wells to its gathering systems in order to maintain or increase throughput levels to offset natural declines in dedicated volumes. Historically, while certain individual plants have experienced declines in dedicated reserves, the Company has been successful in connecting additional reserves to more than offset the natural declines and reserves dedicated to existing facilities. Drilling activity in certain basins in which the Company operates has continued to be significantly reduced from levels that existed in prior years. Higher residue gas and NGL prices experienced since the beginning of 1996 and improved technology (e.g., 3-D seismic and horizontal drilling) have stimulated drilling in certain of the basins in which the Company operates, primarily the Permian and Anadarko basins. The level of drilling will depend upon, among other factors, the prices for gas and oil, the energy policy of the federal government and the availability of foreign oil and gas, none of which is within the Company's control. There is no assurance that the Company will continue to be suc- cessful in replacing the dedicated reserves processed at its facilities.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

  Reserve estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. Reserve estimates are imprecise and should be expected to change as additional information becomes available. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about production levels, prices and costs, which may not be correct. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results may differ materially from the results estimated.

  The Company has experienced unexpected water production in one of the wells at its Black Lake Field. The Company retained an independent engineering firm to perform an evaluation of the reserves. The evaluation has confirmed the reserves previously estimated by the Company do not need revision at this time. The Company will continue to monitor the field performance closely and will revise the estimate as appropriate.

ABILITY TO PAY FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  For the year ended December 31, 1995, the Company's earnings before fixed charges were insufficient to cover its fixed charges by approximately $9.7 million. In addition, for the years ended December 31, 1995 and 1994, the Company's earnings before fixed charges and preferred stock dividends were insufficient to cover its fixed charges and preferred stock dividends by approximately $30.6 million and $9.1 million, respectively. Excluding the effect of the adoption of Statement of Financial Accounting Standards No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which resulted in a non-cash expense of $17.6 million, the Company's ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends would have been 1.19 and .76, respectively, for the year ended December 31, 1995. The Company has historically met its fixed charges, including interest, and preferred stock dividends through cash flow from operations. There can be no assurance that the Company will have sufficient cash flow from operations to satisfy anticipated cash requirements for these items and its planned capital expenditures. See "Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends."

EXPANSION OPPORTUNITIES AND AVAILABILITY OF FINANCING

  In order for the Company to expand its business through either the purchase or construction of new gathering and processing facilities, the Company will be required to identify expansion opportunities and to finance such activities, using cash flow, equity or debt financing or a combination thereof. No assurance can be given that appropriate opportunities for expansion at levels of profitability which satisfy the Company's target rates can be obtained or that financing on terms acceptable to the Company can be obtained. Natural gas and NGL price volatility make it difficult to estimate the value of acquisitions and to budget and forecast the return on the Company's projects. In addition, unusually volatile prices often disrupt the market for gas and NGL properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

COMPETITION

  The Company competes with other companies in the gathering, processing and marketing business both for supplies of natural gas and for customers for its natural gas and NGLs. Competition for natural gas supplies is primarily based on efficiency, reliability, availability of transportation and ability to obtain a satisfactory price for the producers' natural gas. Competition for customers is primarily based upon reliability and price of deliverable natural gas and NGLs. For customers that have the capability of using alternative fuels, such as oil and coal, the Company also competes based primarily on price against companies capable of providing such alternative fuels. The Company's competitors for obtaining additional gas supplies, for gathering and processing gas and for marketing gas and NGLs include national and local gas gatherers, brokers, marketers and distributors of various size, financial resources and experience. Until recently, the Company had experienced narrowing margins related to third-party sales due to the increasing availability of pricing information in the natural gas industry. The Company believes, by targeting end-use markets, these margins will continue to stabilize. These sales are highly competitive and there is no assurance that the Company will be able to expand its current end-use business.

ENVIRONMENTAL MATTERS

  The construction and operation of the Company's gathering lines, plants and other facilities used for the gathering, transporting, processing, treating or storing of natural gas and NGLs are subject to federal, state and local environmental laws and regulations, including those that can impose obligations to clean-up hazardous substances at the Company's facilities or at facilities to which the Company sends wastes for disposal. In most instances, the applicable regulatory requirements relate to water and air pollution control or waste management. The Company believes that it is in substantial compliance with applicable material environmental laws and regulations. Environmental regulation can increase the cost of planning, designing, constructing and operating the Company's facilities. The Company believes that the costs for compliance with current environmental laws and regulations have not had and will not have a material effect on the Company's financial position or results of operation.

  In 1990, the Congress enacted the Clean Air Act Amendments of 1990 (the "Clean Air Amendments") which impose more stringent standards on emissions of certain pollutants and establish an operating permit program for certain new and existing air emissions sources. Under the Clean Air Amendments, individual states are required to adopt regulations to implement the operating permit program. The Company does not believe that compliance with the Clean Air Amendments will require any material capital expenditures, although it will increase permitting costs in 1996 and will increase certain operating costs, such as emissions fees, on an on-going basis. The Company does not believe that such cost increases will have a material effect on the Company's financial position or results of operations.

  The Company believes that it is reasonably likely that the trend in environmental legislation and regulation will continue to be towards stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out that possibility.

REGULATION

  Many aspects of the gathering, processing, marketing and transportation of natural gas and NGLs by the Company are subject to federal, state and local laws and regulations which can have a significant impact upon the Company's overall operations. However, the gathering, processing and marketing activities of the Company have generally not been subject to regulation, and therefore, except as constrained by competitive factors, the Company has considerable pricing flexibility.

  As a processor and marketer of natural gas, the Company depends on the transportation and storage services offered by various interstate and intrastate pipeline companies for the delivery and sale of its own gas supplies as well as those it processes and/or markets for others. Both the performance of transportation and storage services by interstate pipelines and the rates charged for such services are subject to the jurisdiction of the Federal Energy Regulatory Commission or state regulatory agencies. An inability to obtain transportation and/or storage services at competitive rates can hinder the Company's processing and marketing operations and/or affect its sales margins.

INSURANCE AND OPERATIONAL RISKS

  The Company is subject to various hazards which are inherent in the industry in which it operates such as explosions, product spills, leaks and fires, each of which could cause personal injury and loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, and may result in curtailment or suspension of operations at the affected facility. The Company maintains physical damage, comprehensive general liability, workers' compensation and business interruption insurance. Such insurance is subject to deductibles that the Company considers reasonable. The Company is not fully insured against all risks in its business, however, the Company believes that the coverage it maintains is adequate and consistent with other companies in the industry. Consistent with insurance coverage typically available to the natural gas industry, the Company's insurance policies do not provide coverage for losses or liabilities relating to pollution, except for sudden and accidental occurrences.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under an indenture (the "Indenture") between the Company and Texas Commerce Bank National Association, as trustee (the "Trustee"). The Debt Securities may constitute either senior or subordinated debt of the Company as set forth in any accompanying Prospectus Supplement for a specific series of Debt Securities. The following statements are subject to the detailed provisions of the Indenture, a copy of the form of which is filed as an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. Capitalized terms are defined in the Indenture unless otherwise defined herein.

GENERAL

  The Indenture does not limit the amount of the Debt Securities which may be issued thereunder and provides that Debt Securities may be issued in one or more series thereunder up to the aggregate principal amount that may be authorized from time to time by the Company's Board of Directors or an authorized committee thereof. The Debt Securities will be either unsecured senior obligations of the Company, ranking equally and ratably with all other unsecured and unsubordinated indebtedness of the Company or subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company as described below under "Subordinated Debt" and in the Prospectus Supplement applicable to an offering of subordinated Debt Securities ("Subordinated Debt Securities"). Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby for the following terms, where applicable, of the Debt Securities: (1) the designation of such Debt Securities; (2) classification as senior or subordinated Debt Securities; (3) the aggregate principal amount of such Debt Securities; (4) the percentage of their principal amount at which such Debt Securities will be issued; (5) the date or dates on which such Debt Securities will mature; (6) the rate or rates (which may be fixed or variable), if any, per annum, at which such Debt Securities will bear interest, or the method of determination of such rate or rates; (7) the dates at which such interest, if any, will be payable; (8) the places where principal of, premium, if any, and interest will be payable; (9) provisions for sinking, purchase or other analogous fund, if any; (10) the date or dates, if any, after which such

Debt Securities may be redeemed at the option of the Company or of the holder and the redemption price or prices; (11) the terms and conditions, if any, pursuant to which the Debt Securities are convertible or exchangeable into Common Stock or Preferred Stock or other debt or exchange provisions; (12) any index or formula used to determine the amount of payments of principal of and premium, if any, and interest on, such Debt Securities; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (15) any addition to, or modification or deletion of, any event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (16) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (17) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; and (18) any other specific terms of the Debt Securities. Principal, premium, if any, and interest, if any, will be payable and the Debt Securities offered hereby will be transferable, at the corporate trust office of the Trustee's agent in the borough of Manhattan, the City of New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Security Register. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

  If the accompanying Prospectus Supplement specifies that a series of Debt Securities is denominated in a currency or currency unit other than United States dollars, such Prospectus Supplement shall also specify the denomination in which such Debt Securities will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on such Debt Securities will be payable, which may be United States dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due. Special material United States federal income tax considerations applicable to any Debt Securities so denominated shall also be described in the applicable Prospectus Supplement.

  The Debt Securities offered hereby will be issued only in fully registered form without coupons and, unless otherwise specified in the Prospectus Supplement, in denominations of $1,000 and multiples of $1,000. Debt Securities may be issued in book-entry form, without certificates. Any such issue will be described in the Prospectus Supplement relating to such Debt Securities. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith.

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be sold at a substantial discount from their stated principal amount. Material federal income tax consequences and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

  The Indenture contains no covenants or other provisions affording protection to holders of the Debt Securities in the event of a highly leveraged transaction, other transactions that may adversely affect the Holders or a change in control of the Company, except to the limited extent described under "Limitations on Mergers and Sales of Assets."

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Global Depositary"), or its nominee, identified in the Prospectus Supplement relating to such series. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Global Depositary for such Global Security to a nominee for such Global Depositary and except in the circumstances described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security and a description of the Global Depositary will be provided in the applicable Prospectus Supplement.

SENIOR DEBT

  The Debt Securities that will be designated and will constitute part of the Senior Indebtedness (hereafter defined) of the Company, will rank pari passu with all other unsecured and unsubordinated debt of the Company.

SUBORDINATED DEBT

  The Debt Securities that will constitute part of the subordinated debt of the Company (the "Subordinated Debt Securities"), will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company. "Senior Indebtedness" means the principal of (and premium, if any) and interest on (including interest accrued after the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, but only to the extent allowed or permitted to the holder of such Indebtedness against the bankruptcy or any other insolvency estate of the Company in such proceeding) or accrued Original Issue Discount on and other amounts due on or in connection with any Indebtedness incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refunding of any such Indebtedness; provided, however, that the following will not constitute Senior
Indebtedness: (a) any Indebtedness which expressly provides (i) that such Indebtedness shall not be senior in right of payment to the Subordinated Debt Securities or (ii) that such Indebtedness shall be subordinated to any other Indebtedness of the Company, unless such Indebtedness expressly provides that such Indebtedness shall be senior in right of payment to the Subordinated Debt Securities; (b) any Indebtedness or liability for compensation to employees, for goods or materials purchased in the ordinary course of business or for services; (c) any Indebtedness of the Company to any Subsidiary for money borrowed or advanced from such Subsidiary; and (d) any liability for federal, state, local or other taxes owed or owing by the Company. "Indebtedness" means any and all obligations of a corporation for money borrowed which in accordance with generally accepted accounting principles would be reflected on the balance sheet of such corporation as a liability on the date as of which Indebtedness is to be determined.

  By reason of the subordination described herein, in the event of insolvency, upon any distribution of the assets of the Company, (i) the Holders of the Subordinated Debt Securities are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full and (ii) unsecured creditors of the Company who are not Holders of Subordinated Debt Securities or Holders of Senior Indebtedness of the Company may recover less, ratably, than Holders of Senior Indebtedness of the Company and may recover more, ratably, than the Holders of Subordinated Debt Securities.

  In the event that the Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay the Subordinated Debt Securities until 120 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Indenture otherwise permit payment at that time.

  No payment of the principal amount at maturity, Issue Price plus accrued Original Issue Discount, in the case of Original Issue Discount Securities, any redemption price, or interest, if any, in respect of the Subordinated Debt Securities may be made, nor may the Company otherwise acquire any Subordinated Debt Securities except as set forth in the Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the Company has actual knowledge of the default, unless (a) 120 days pass after notice of the default is given to the Trustee and such default is not then the subject of judicial proceedings or the default with respect to the Senior Indebtedness is cured (including, without limitation, by the payment of such Senior Indebtedness in full) or waived and (b) the terms of the Indenture otherwise permit the payment or acquisition of the Subordinated Debt Securities at that time. The Company is required to give the Trustee notice of a default with respect to Senior Indebtedness within five Business Days after the Company has actual knowledge of the default.

  If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter for which the Company has filed an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q.

CONVERSION OR EXCHANGE OF DEBT SECURITIES

  No series of Debt Securities will be convertible into, or exchangeable for, other securities or properties except as set forth in the applicable Prospectus Supplement.

CERTAIN COVENANTS APPLICABLE TO SENIOR DEBT SECURITIES

  Unless otherwise set forth in the applicable Prospectus Supplement, the following covenants will be applicable to Debt Securities that constitute Senior Indebtedness.

  Limitations on Liens. The Company will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Indebtedness secured by a Lien on any Restricted Property, or on any shares of stock or Indebtedness of a Restricted Subsidiary, without providing that the Debt Securities shall be secured equally and ratably with (or prior to) such secured Indebtedness, unless after giving effect thereto the aggregate amount of all such Indebtedness so secured (other than Indebtedness secured by excepted Liens referred to in the following sentence), together with all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale-Leaseback Transactions except Sale-Leaseback Transactions the proceeds of which are applied to the retirement of Funded Debt, would not exceed 10% of Consolidated Adjusted Net Assets as shown on the Company's latest audited consolidated financial statements. This restriction will not apply to (a) Liens on property of, or on any shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes a Subsidiary, (b) Liens on property existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price or construction cost thereof or to secure any Indebtedness incurred prior to, at the time of, or within six months after such acquisition or completion of such property for the purpose of financing all or any part of the purchase price or construction cost thereof, (c) Liens on substantially unimproved property to secure the cost of exploration, drilling or development of, or improvements to, such property, (d) Liens in favor of the Company or a Restricted Subsidiary, and (e) any extension, renewal or replacement of any Lien referred to in the foregoing clauses (a) through (d) inclusive, provided that such extension, renewal or replacement Liens shall be limited to all or part of the same property that secured the Liens extended, renewed or replaced (plus improvements on such property). The following types of transactions are not deemed to create Indebtedness secured by a Lien: (i) a sale or transfer of crude oil, natural gas or NGLs in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or of such oil, natural gas or NGLs, or any other interest in property commonly referred to as a "production payment," or (ii) the Lien on any property of the Company or any Subsidiary in favor of governmental bodies to secure partial, progress, advance or other payments to the Company or any Subsidiary pursuant to any contract or statute, or the Lien of any property to secured Indebtedness of the pollution control or industrial revenue bond type.

  Limitation on Sale-Leaseback Transactions. The Indenture provides that the Company shall not, and it shall not permit any Restricted Subsidiary to, enter into a Sale-Leaseback Transaction unless: (1) the lease has a term of three years or less; (2) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (3) the Company or a Restricted Subsidiary could create a Lien under the terms of the Indenture on the Restricted Property to secure Funded Debt at least equal in amount to the Attributable Debt for the lease; or (4) the Company or a Restricted Subsidiary could create a Lien on Restricted Property under the terms of the Indenture to secure Funded Debt at least equal in amount to the Attributable Debt for the lease without having to secure equally and ratably any Debt Securities that constitute Senior Indebtedness or (5) the Company or a Restricted Subsidiary within 120 days of the effective date of the Sale-Leaseback Transaction (i) retires Funded Debt of the Company or of a Restricted Subsidiary at least equal in amount to the fair value (as determined by the Company's Board of Directors) of the Restricted Property at the time of the Sale-Leaseback Transaction or (ii) if the net proceeds of the Sale-Leaseback Transaction equal or exceed the fair value of the Restricted Property (as determined by the Company's Board of Directors), applies the net proceeds to fund investment in other Restricted Properties which investments were made within 12 months prior to or subsequent to the Sale-Leaseback Transaction.

LIMITATION ON MERGERS AND SALES OF ASSETS

  The Company shall not consolidate with, merge with, or merge into any corporation or convey or transfer its properties and assets substantially as an entirety to any Person unless the successor entity shall be a corporation organized under the laws of the United States or any state or the District of Columbia and shall expressly assume the obligations of the Company under the Indenture. If, with respect to Debt Securities that constitute Senior Indebtedness, upon any such consolidation, merger, conveyance or transfer of the Company with or into any Person or of any such Subsidiary with or to any other Subsidiary, any Property of the Company or of any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary would thereupon become subject to any Lien (other than a Lien permitted under "Limitation on Liens" without the Company's having to secure such Debt Securities equally and ratably), the Company will secure such Debt Securities (together with, if the Company shall so determine, other securities ranking on a parity with such Debt Securities) prior to all Liens other than any theretofore existing.

  Although the amount of the Company's property that will constitute a sale of such property "substantially as an entirety" is not readily quantifiable, a determination whether such a sale has occurred will depend on the percentage of operating and total assets transferred, among other measurements, and other facts and circumstances of the transaction. In any particular transaction, this determination will be made by the Company and, if such a transaction occurs, the person to which such amount of the Company's property is transferred shall enter into a supplemental Indenture satisfactory in form to the Trustee.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Attributable Debt" means the total net amount of rent (discounted at the rate per annum indicated in the Indenture) required to be paid during the remaining term of any lease.

  "Consolidated Adjusted Net Assets" means the total amount of assets after deducting therefrom (a) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), and (b) total prepaid expenses and deferred charges.

  "Funded Debt" means, with respect to any Person, all Indebtedness having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of such Person.

  "Restricted Property" means (a) any interest in property located in the United States, Puerto Rico or Canada (including any interest in property located off the coast of the United States operated pursuant to leases from any governmental body) which is producing crude oil, natural gas or NGLs in paying quantities, or (b) any manufacturing plant or transportation or storage facility located in the United States, Puerto Rico or Canada, in each case now owned or hereafter acquired by the Company or a Restricted Subsidiary except any such plant or facility or portion thereof which has a book value equal to not more than 2% of the Consolidated Adjusted Net Assets of the Company as shown on the Company's latest audited consolidated balance sheet.

  "Restricted Subsidiary" means a corporation (a) organized under the laws of the United States, Puerto Rico or Canada or a jurisdiction thereof, (b) that conducts substantially all of its business and has substantially all of its Property within the United States, Puerto Rico and Canada, and (c) at least 80% (by number of votes) of each class of Voting Stock of which and 100% of all other Capital Stock and all other securities convertible into, exchangeable for, or representing the right to purchase, Voting Stock, of which are legally and beneficially owned by the Company and its wholly owned Restricted Subsidiaries.

  "Sale and Leaseback Transaction" means an arrangement (other than an arrangement made for the purposes of Section 168(f)(8) of the Internal Revenue
Code) with any bank, insurance company or other lender or investor (collectively "lenders") or to which the lender is a party where the Company or a Restricted Subsidiary now owns or hereafter acquires a Restricted Property, transfers it to a lender, or to any person to whom funds have been or are to be advanced by a lender on the security of such Restricted Property on the rental payments under the lease, and leases it back from the lender or other person.

  "Subsidiary" means, at any time, a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series at its Maturity (in the case of any Subordinated Debt Securities, whether or not payment is prohibited by the provisions described under "Subordinated Debt"); (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days (in the case of any Subordinated Debt Securities, whether or not payment is prohibited by the provisions described under "Subordinated Debt"); (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series (in the case of any Subordinated Debt Securities, whether or not payment is prohibited by the provisions described under "Subordinated Debt"); (d) any other defaults in the performance, or breach, of any covenant of the Company in the Indenture, continued for 90 days after notice of such default or breach from the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series); (e) certain events of bankruptcy, insolvency or reorganization; and
(f) any other Event of Default provided with respect to Debt Securities of that series.

  If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. Notwithstanding the foregoing, if any Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, the Company may not pay the Subordinated Debt Securities until 120 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Indenture otherwise permit payment at the time. See "Subordinated Debt." For information as to waiver of defaults, see "Modification and Waiver."

  The Indenture provides that, subject to the provisions of the Trust Indenture Act of 1939, as amended, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  The Company will be required to furnish annually to the Trustee a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments to the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium, if any, or interest, if any, on, any Debt Security, (c) reduce the amount of principal of any Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the coin or currency in which any Debt Securities or premium, if any, or interest, if any, thereon is payable, (e) in the case of convertible Debt Securities, adversely affect the right to convert any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for (i) modification or amendment of the Indenture, (ii) in the case of any Subordinated Debt Securities, modification of the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (iii) waiver of compliance with certain provisions of the Indenture, or (iv) waiver of certain defaults.

  Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder to evidence a successor to the Company, to add to, modify or delete any of the Company's covenants or Events of Default, to permit or facilitate Debt Securities to be issued by book entry or in bearer form or relating to the place of payment thereof, to provide for a successor trustee, to establish forms or terms of Debt Securities, to change or eliminate any provision not adversely affecting any interests of Holders of Outstanding Debt Securities in any material respect or to cure any ambiguity or inconsistency.

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of the principal of, or premium, if any, or interest, if any, on, any Debt Security of that series or in respect to any provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

DEFEASANCE

  The following provisions of the Indenture are applicable to the Debt Securities. The Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or
(b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Certain Covenants" and "Limitations on Mergers and Sales of Assets" and, in the case of any Subordinated Debt Securities, the provisions described under "Subordinated Debt," and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of (i) an opinion of counsel that the Holders of the Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and will be taxed in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred and (ii) an opinion of counsel that such defeasance would not cause the Debt Securities to be delisted from any national securities exchange on which such Debt Securities may then be listed. Upon such defeasance and discharge, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

GOVERNING LAW

  The Indenture and Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

THE TRUSTEE

  The Company may have customary banking relationships with the Trustee in the ordinary course of business.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue up to 100,000,000 shares of Common Stock, par value $.10 per share, and up to 10,000,000 shares of Preferred Stock, par value $.10 per share. As of March 31, 1996, there were 25,773,553 shares of Common Stock outstanding. The Company also had outstanding on such date 1,400,000 shares of $2.28 Cumulative Preferred Stock with a liquidation preference of $25 per share (the "$2.28 Preferred Stock") and 2,760,000 shares of $2.625 Cumulative Convertible Preferred Stock with a liquidation preference of $50 per share (the "$2.625 Convertible Preferred Stock"). Unless otherwise provided in any Prospectus Supplement for a series of Preferred Stock offered hereby (the "Offered Preferred Stock"), the $2.28 Preferred Stock and the $2.625 Preferred Stock (collectively, the "Existing Preferred Stock") will rank on a parity with the Offered Preferred Stock.

  The Board of Directors of the Company has the power, without further action by the stockholders unless action is required by applicable laws or regulations or by the terms of any outstanding Preferred Stock, to issue Preferred Stock in one or more series and to fix the designations, preferences and voting rights, and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions applicable thereto. The rights of holders of any Offered Preferred Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock which may be issued in the future. The Board of Directors may cause Preferred Stock to be issued to obtain additional financing, in connection with acquisitions and for other proper corporate purposes. Issuance of shares of Preferred Stock by the Company may have the effect, under certain circumstances, alone or in combination with certain of the provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), described below, of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

  The following summary does not purport to be complete and is, subject to, and qualified in its entirety by, the Company's Certificate of Incorporation, including the Certificate of Designation relating to a specific series of the Offered Preferred Stock (the "Certificate of Designation"), which will be in the form filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Offered Preferred Stock, the Certificate of Designation of the $2.28 Preferred Stock and the Certificate of Designation of the $2.625 Convertible Preferred Stock.

OFFERED PREFERRED STOCK

  The following is a description of certain general terms and provisions of the Offered Preferred Stock. The particular terms of any series of Offered Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the Company's Offered Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the Certificate of Designation.

  The Board of Directors is authorized to determine for each series of Offered Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) the number of shares that constitute such series, (ii) the dividend rate (or the method of calculation thereof) on the shares of such series, (iii) the dividend periods (or the method of calculation thereof),
(iv) the voting rights of the
shares, (v) the liquidation preference and any other rights of the shares of such series upon any liquidation or winding-up of the Company, (vi) whether or not and on what terms the shares of such series will be subject to redemption at the option of the Company, (vii) whether and on what terms the shares of such series will be convertible into shares of Common Stock of the Company,
(viii) whether depositary shares representing shares of such series of Preferred Stock will be offered and, if so, the fraction of a share of such series of Offered Preferred Stock represented by each depositary share (see "Depositary Shares" below), (ix) whether the shares of such series of Offered Preferred Stock will be listed on a securities exchange and (x) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series.

 DIVIDENDS

  Holders of shares of Offered Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds of the Company legally available therefor, an annual cash dividend payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement.

  Unless otherwise set forth in the applicable Prospectus Supplement, each series of Offered Preferred Stock will be junior as to dividends to any Preferred Stock that may be issued in the future that is expressly senior as to dividends to the Offered Preferred Stock. If at any time the Company has failed to pay accrued dividends upon any such senior shares at the time such dividends are payable, the Company may not pay any dividend on the Offered Preferred Stock or redeem or otherwise repurchase shares of Offered Preferred Stock until such accumulated but unpaid dividends on such senior shares have been paid or set aside for payment in full by the Company.

  No dividends may be declared or paid or set apart for payment on any Preferred Stock, including the Existing Preferred Stock, ranking on parity as to dividends with the Offered Preferred Stock unless there shall also be or have been declared and paid or set apart for payment on the outstanding shares of Offered Preferred Stock dividends for all dividend payment periods of the Offered Preferred Stock ending on or before the dividend payment date of such parity Preferred Stock, ratably in proportion to the respective amounts of dividends, (i) accumulated and unpaid or payable on such parity Preferred Stock, on the one hand, and (ii) accumulated and unpaid or payable through the dividend payment period of the Offered Preferred Stock next preceding such dividend payment date, on the other hand. Except as set forth above, dividends (other than in Common Stock) may not be paid or declared and set aside for payment and other distributions may not be made upon the Common Stock or on any other Preferred Stock of the Company ranking junior to or on parity as to dividends with the Offered Preferred Stock, including the Existing Preferred Stock, nor may any Common Stock or such other Preferred Stock of the Company be redeemed, purchased or otherwise acquired by the Company for any consideration or any payment be made to or available for a sinking fund for the redemption of any shares of such stock; provided, however, that any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund, regardless of whether at the time of such applications full cumulative dividends upon shares of the Offered Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any such junior or parity Preferred Stock or Common Stock may be converted into or exchanged for stock of the Company ranking junior to the Offered Preferred Stock as to dividends.

  The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

 CONVERTIBILITY

  No series of Offered Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement.

 REDEMPTION AND SINKING FUND

  No series of Offered Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement.

 LIQUIDATION RIGHTS

  In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Offered Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of Preferred Stock ranking junior to such series of Offered Preferred Stock as to rights upon liquidation, dissolution or winding-up and
(ii) Common Stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Offered Preferred Stock plus dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Offered Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Offered Preferred Stock as to the rights upon liquidation, dissolution or winding-up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Offered Preferred Stock, the Existing Preferred Stock and any other Preferred Stock ranking as to any such distribution on a parity with the Offered Preferred Stock are not paid in full, the holders of the Offered Preferred Stock, the Existing Preferred Stock and such other parity Preferred Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Offered Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Offered Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding-up the Company.

 VOTING RIGHTS

  Holders of Offered Preferred Stock will not have any voting rights except as set forth below or in the applicable Prospectus Supplement or as otherwise from time to time required by law. Whenever dividends on any applicable series of Offered Preferred Stock or any other class or series of stock ranking on a parity with the applicable series of Offered Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of such series of Offered Preferred Stock (voting separately as a class with all other series of Preferred Stock, upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such series of Offered Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Offered Preferred Stock shall terminate immediately upon the termination of the rights of the holders of such Offered Preferred Stock to vote for directors. Unless otherwise set forth in the applicable Prospectus Supplement, holders of shares of Offered Preferred Stock will have one vote for each share held.

  So long as any shares of any series of Offered Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two-thirds of the shares of such series of Offered Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable
(i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding Offered Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Company's Certificate of Incorporation or of the resolutions contained in the Certificate of Designation relating to such series of Offered Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of such series of Offered Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or any increase or decrease in the number of shares of any series of Preferred Stock or the creation and issuance of other series of Common Stock or Preferred Stock ranking on a parity with or junior to Preferred Stock as to dividends and upon liquidation, dissolution or winding-up shall not be deemed to materially adversely affect such powers, preferences or special rights.

 MISCELLANEOUS

  The holders of Offered Preferred Stock will have no preemptive rights. Offered Preferred Stock, upon issuance against full payment of the purchase price therefore, will be fully paid and nonassessable. Shares of Offered Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Offered Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Offered Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Neither the par value nor the liquidation preference is indicative of the price at which the Offered Preferred Stock will actually trade on or after the date of issuance. Payment of dividends on any series of Offered Preferred Stock may be restricted by loan agreements, indentures and other transactions entered into by the Company. The accompanying Prospectus Supplement or information incorporated by reference will describe any material contractual restrictions on dividend payments.

 NO OTHER RIGHTS

  The shares of a series of Offered Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate of Incorporation or Certificate of Designation or as otherwise required by law.

 TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for each series of Offered Preferred Stock will be designated in the applicable Prospectus Supplement.

DEPOSITARY SHARES

 GENERAL

  The Company may, at its option, elect to offer fractional shares of the Offered Preferred Stock, rather than full shares of the Offered Preferred Stock. In the event such option is exercised, the Company will issue receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Offered Preferred Stock) of a share of a particular series of Preferred Stock as described below.

  The shares of any series of Offered Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among the Company, a depositary to be named in the applicable Prospectus Supplement (the "Preferred Stock Depositary"), and the holders from time to time of depositary receipts issued thereunder. Subject to the terms of the Deposit Agreement, each holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Offered Preferred Stock. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibit. Immediately following the issuance of shares of a series of Offered Preferred Stock by the Company, the Company will deposit such shares with the Preferred Stock Depositary, which will then issue and deliver the Depositary Receipts to the purchasers thereof. Depositary Receipts will only be issued evidencing whole Depositary Shares. A Depositary Receipt may evidence any number of whole Depositary Shares.

  Pending the preparation of definitive Depositary Receipts, the Preferred Stock Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and such temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

 DIVIDENDS AND OTHER DISTRIBUTIONS

  The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the related series of Offered Preferred Stock to the record holders of Depositary Shares relating to such series of Offered Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that such distribution cannot be made proportionately among such holders or that it is not feasible to make such distributions, in which case the Preferred Stock Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the Securities or property thus received, or any part thereof, at such place or places and upon such terms as it may deem proper.

  The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Preferred Stock Depositary on account of taxes or other governmental charges.

 REDEMPTION OF DEPOSITARY SHARES

  If a series of the Offered Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from any redemption, in whole or in part, of such series of the Preferred

Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Offered Preferred Stock. If the Company redeems shares of a series of Offered Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the Preferred Stock Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares where entitled upon such redemption, upon surrender to the Preferred Stock Depositary of the Depositary Receipts evidencing such Depositary Shares. Any funds deposited by the Company with the Preferred Stock Depositary for any Depositary Shares that the holders thereof fail to redeem will be returned to the Company after a period of two years from the date such funds are so deposited.

 VOTING THE PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of any series of the Offered Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Offered Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the related series of Offered Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of the series of Offered Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of shares of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, provided the Offered Preferred Stock Depositary receives such instructions sufficiently in advance of such meeting to enable it to so vote or cause to be voted the shares of Offered Preferred Stock, and the Company will agree to take all reasonable action that may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of the Offered Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Offered Preferred Stock.

 WITHDRAWAL OF PREFERRED STOCK

  Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office, to or upon his or her order, of the number of whole shares of the related series of Offered Preferred Stock and any money or other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Offered Preferred Stock, but holders of such whole shares of Offered Preferred Stock will not thereafter be entitled to deposit such shares of Offered Preferred Stock with the Preferred Stock Depositary or to receive Depositary Shares thereof. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Offered Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder or upon his or her order at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

 AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. Every holder of a Depositary Receipt at the time such amendment becomes effective will be deemed, by continuing to hold such Depositary Receipt, to be bound by the Deposit Agreement as so amended. Notwithstanding the foregoing, in no event may any amendment impair the right of any holder of any Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares and subject to any conditions specified in the Deposit Agreement, to receive shares of the related series of Offered Preferred Stock and any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by the Company at any time upon not less than 60 days prior written notice to the Preferred Stock Depositary, in which case, on a date that is not later than 30 days after the date of such notice, the Preferred Stock Depositary shall deliver or make available for delivery to holders of Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares, such number of whole or fractional shares of the related series of Offered Preferred Stock as are represented by such Depositary Shares. The Deposit Agreement shall automatically terminate after all outstanding Depositary Shares have been redeemed or there has been a final distribution in respect of the related series of Offered Preferred Stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution has been distributed to the holders of Depositary Shares.

 CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. The Company will pay the charges of the Preferred Stock Depositary, including charges in connection with the initial deposit of the related series of Offered Preferred Stock and the initial issuance of the Depositary Shares and all withdrawals of shares of the related series of Offered Preferred Stock, except that holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

 RESIGNATION AND REMOVAL OF DEPOSITARY

  The Preferred Stock Depositary may resign at any time by delivering to the Company written notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary, which successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

 MISCELLANEOUS

  The Preferred Stock Depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the Preferred Stock Depositary and which the Company is required to furnish to the holders of the Offered Preferred Stock.

  Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performance with best judgment and in the good faith of their duties thereunder, except that they are liable for gross negligence and willful misconduct in the performance of their duties thereunder, and they will not be obligated to appear in, prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or series of Preferred Stock unless satisfactory indemnity is furnished. The Preferred Stock Depositary and the Company may rely on advice of legal counsel or accountants of their choice, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed in good faith to be competent and on documents believed to be genuine.

  The Preferred Stock Depositary's corporate trust office will be identified in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the Preferred Stock Depositary will act as transfer agent and registrar for Depositary Receipts and if shares of a series of Offered Preferred Stock are redeemable, the Preferred Stock Depositary will act as redemption agent for the corresponding Depositary Receipts.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders except as otherwise provided by law. There are no cumulative voting rights with respect to the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of dissolution of the Company, they will be entitled to share ratably in all assets remaining after payment of liabilities and amounts owed in respect of outstanding Preferred Stock, including any Offered Preferred Stock and the Existing Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities.

  The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

$2.625 CONVERTIBLE PREFERRED STOCK

  On February 25, 1994, the Company issued 2,760,000 shares of Preferred Stock designated the "$2.625 Cumulative Convertible Preferred Stock." Holders of the $2.625 Convertible Preferred Stock are entitled to receive dividends quarterly at an annual rate of $2.625 per share, when and as declared by the Board of Directors out of funds legally available therefore. Such dividends are cumulative.

  The $2.625 Convertible Preferred Stock has a Liquidation Preference of $50 per share. Holders of $2.625 Convertible Preferred Stock are entitled, in the event of the Company's liquidation, to share ratably in all of the Company's assets remaining after payment of all its debts and liabilities up to the amount of the Liquidation Preference set forth above, plus all accrued and unpaid dividends. The rights of holders of $2.625 Convertible Preferred Stock rank upon liquidation of the Company on a parity with the $2.28 Preferred Stock and prior to the holders of the Common Stock and of any other series of Preferred Stock which is not specifically on a parity with or senior to the $2.625 Convertible Preferred Stock.

  The $2.625 Convertible Preferred Stock is redeemable on or after February 16, 1997 at a price per share ranging from 103.675% of the Liquidation Preference on February 16, 1997 to 100% thereof on or after February 16, 2004, plus in all instances all accrued and unpaid dividends.

  Each share of $2.625 Convertible Preferred Stock is convertible into such number of shares of Common Stock as is equal to the Liquidation Preference of such share divided by the Conversion Price. As of the date hereof, the Conversion Price is $39.750, subject to adjustment for stock dividends, stock splits and other dilutive events.

  Holders of $2.625 Preferred Stock have no voting rights except as set forth below or as otherwise from time to time required by law. Whenever dividends on the $2.625 Preferred Stock or any other class or series of stock ranking on a parity with the $2.625 Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of $2.625 Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on the $2.625 Preferred Stock and all other series of Preferred Stock ranking on a parity as to dividends with the $2.625 Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors. Holders of shares of $2.625 Preferred Stock have one vote for each share held.

  So long as any shares of the $2.625 Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two-thirds of the shares of $2.625 Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable, (i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding $2.625 Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Company's Certificate of Incorporation or of the resolutions contained in the Certificate of Designation relating to the $2.625 Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of the outstanding $2.625 Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or any increase or decrease in the number of shares of any series of Preferred Stock or the creation and issuance of other series of Common Stock or Preferred Stock ranking on a parity with or junior to the $2.625 Preferred Stock as to dividends and upon liquidation, dissolution or winding-up shall not be deemed to materially adversely affect such powers, preferences or special rights.

$2.28 PREFERRED STOCK

  On November 19, 1992, the Company authorized and issued 1,400,000 shares of Preferred Stock designated "$2.28 Cumulative Preferred Stock." Holders of $2.28 Preferred Stock are entitled to receive dividends quarterly at an annual rate of $2.28125 per share, when and as declared by the Board of Directors out of funds legally available therefore. Such dividends are cumulative.

  The $2.28 Preferred Stock has a liquidation preference of $25.00 per share. Holders of $2.28 Preferred Stock are entitled, in the event of the Company's liquidation, to share ratably in all of the Company's assets remaining after payment of all of its debts and liabilities up to the amount of the liquidation preference set forth above, plus all accrued and unpaid dividends. The rights of holders of $2.28 Preferred Stock rank upon liquidation of the Company on a parity with the $2.625 Preferred Stock and prior to those of the holders of the Common Stock and of any other series of Preferred Stock which is not specifically on a parity with or senior to the $2.28 Preferred Stock.

  The $2.28 Preferred Stock is redeemable on or after November 15, 1997, at a redemption price equal to $25.00 per share plus in all instances all accrued and unpaid dividends.

  Holders of $2.28 Preferred Stock have no voting rights except as set forth below or as otherwise from time to time required by law. Whenever dividends on the $2.28 Preferred Stock or any other class or series of stock ranking on a parity with the $2.28 Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of $2.28 Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on the $2.28 Preferred Stock and all other series of Preferred Stock ranking on a parity as to dividends with the $2.625 Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors. Holders of shares of $2.28 Preferred Stock have one vote for each share held.

  So long as any shares of the $2.28 Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two-thirds of the shares of $2.28 Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable, (i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding $2.28 Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Company's Certificate of Incorporation or of the resolutions contained in the Certificate of Designation relating to the $2.28 Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of the outstanding $2.28 Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or any increase or decrease in the number of shares of any series of Preferred Stock or the creation and issuance of other series of Common Stock or Preferred Stock ranking on a parity with or junior to the $2.28 Preferred Stock as to dividends and upon liquidation, dissolution or winding-up shall not be deemed to materially adversely affect such powers, preferences or special rights.

REGISTRATION RIGHTS

  The Company has a registration rights agreement with certain principal stockholders, including the Selling Stockholder, granting them the right to require the Company to effect one registration of any or all of their Common Stock at their expense. In addition, they have the right to have any or all of such Common Stock included, at their pro rata expense, in any registration statement relating to the Common Stock filed by the Company, subject to the right of the underwriter of that offering to limit the number of shares of such Common Stock to be included in that registration.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  The Company's Certificate of Incorporation contains certain provisions that may have an effect of delaying, deferring or preventing a change of control of the Company. First, the Certificate of Incorporation provides that the Board shall consist of three classes of Directors, each serving a three-year term ending in a successive year. This provision may make it more difficult to effect a takeover of the Company because it would generally take two annual meetings of stockholders for an acquiring party to elect a majority of the Board. As a result, the classified Board may discourage proxy contests for the election of Directors or purchases of a substantial block of stock because it could operate to prevent obtaining control of the Board in a relatively short period of time.

  In addition, the Certificate of Incorporation provides that the holders of a minimum of 60% of the Company's capital stock entitled to vote on a manner (or such higher percentage as may otherwise be required) may take action thereon without a meeting by executing a written consent or consents. This increases the percentage that would otherwise be required under Delaware law to take certain actions by written consent, and thus may make it more difficult to effect a takeover of the Company involving certain transactions, such as a merger or sale of assets, by requiring a potential acquiror to obtain a higher percentage of the Company's voting securities or hold a stockholders' meeting before such a transaction could be consummated.

  The Company is subject to Section 203 of the Delaware General Corporation Law, which provides for restrictions on business combinations (as defined therein) with interested persons (any person who acquires 15% or more of the Company's outstanding voting stock). In general, the Company is prohibited from engaging in business combinations with an interested person for a period of three years from the date a person becomes an interested person, subject to certain exceptions. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers.

                              SELLING STOCKHOLDER

  The following table sets forth certain information concerning the beneficial ownership of Common Stock by the Selling Stockholder as of June 30, 1996 and as adjusted to reflect the sale of 150,000 shares of Common Stock by the Selling Stockholder.

                              OWNERSHIP PRIOR                          OWNERSHIP
                             TO THIS OFFERING                     AFTER THIS OFFERING
                          -----------------------               -----------------------
                           NUMBER OF   PERCENT OF   NUMBER OF    NUMBER OF   PERCENT OF
                           SHARES OF     COMMON      SHARES      SHARES OF     COMMON
NAME OF BENEFICIAL OWNER  COMMON STOCK   STOCK    BEING OFFERED COMMON STOCK   STOCK
------------------------  ------------ ---------- ------------- ------------ ----------
Brion G. Wise
 Chairman of the Board,
 Chief Executive Officer
 and Director...........   3,964,430     15.4%       150,000     3,814,430     14.8%

                             PLAN OF DISTRIBUTION

  The Company and the Selling Stockholder may sell the Securities being offered hereby directly to purchasers, through agents, through underwriters and/or through dealers. In addition, any or all of the Selling Stockholder Shares may be offered and sold to purchasers directly by or on behalf of the Selling Stockholder from time to time on the NYSE at prices prevailing on such exchange. Furthermore, any of the Selling Stockholder Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold thereunder rather than pursuant to this Prospectus.

  Offers to purchase Securities may be solicited directly by the Company or the Selling Stockholder or by agents designated by the Company or the Selling Stockholder from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or the Selling Stockholder to such agent will be set forth, in the accompanying Prospectus Supplement. Unless otherwise indicated in the accompanying Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment (ordinarily five business days or less).

  If an underwriter or underwriters are utilized in the sale, the Company and, if applicable, the Selling Stockholder, will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the accompanying Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company or the Selling Stockholder will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the accompanying Prospectus Supplement.

  Agents, underwriters and dealers may be entitled under the relevant agreements to indemnification by the Company or the Selling Stockholder against certain liabilities, including liabilities under the Securities Act. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  The place and time of delivery for the Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                LEGAL OPINIONS

  The validity of all the Securities in respect of which this Prospectus is being delivered exclusive of the Selling Stockholder Shares will be passed on for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022. The validity of the Selling Stockholder Shares in respect of which this Prospectus is being delivered will be passed on for the Company by John C. Walter, Executive Vice President and Secretary of the Company. As of June 30, 1996, Mr. Walter owned 32,494 shares of Common Stock.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................   S-3
Use of Proceeds...........................................................  S-10
Price Range of Common Stock and Dividend Policy...........................  S-10
Capitalization............................................................  S-11
Business and Properties...................................................  S-12
Management................................................................  S-23
Security Ownership........................................................  S-26
Selling Stockholder.......................................................  S-27
Selected Consolidated Financial and Operating Data........................  S-28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-29
Forward-Looking Statements................................................  S-41
Underwriting..............................................................  S-42
Legal Opinions............................................................  S-43
Experts...................................................................  S-43

                                PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Western Gas Resources, Inc.................................................   4
Consolidated Ratios of Earnings to Fixed Charges and Earnings to Fixed
 Charges and Preferred Stock Dividends.....................................   4
Use of Proceeds............................................................   5
Risk Factors...............................................................   5
Description of Debt Securities.............................................   8
Description of Capital Stock...............................................  16
Selling Stockholder........................................................  26
Plan of Distribution.......................................................  26
Legal Opinions.............................................................  27
Experts....................................................................  27

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                               5,630,000 SHARES

                          WESTERN GAS RESOURCES, INC.

                                 COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)

                                  -----------

              [LOGO OF WESTERN GAS RESOURCES, INC. APPEARS HERE]

                                  -----------

                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             PETRIE PARKMAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS


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